
13002192

CTS® CORPORATION

2012 Annual Report

Launching Innovative New Products – For New Customers in New Markets

Corporate Profile

CTS Corporation (NYSE: CTS) was founded in 1896. CTS is an innovative designer and manufacturer of sensors, actuators, electronic components and a leading provider of value-add electronics manufacturing services (EMS). Our sensors, actuators and electronic components serve OEMs in the automotive, communications, industrial, medical, defense and aerospace and computer markets. Our EMS operations provide specialty solutions to customers throughout the communications, defense and aerospace, industrial and medical markets. We have manufacturing operations located throughout North America, Asia and Europe.

For more information please visit us at: **www.ctscorp.com**

50 Years On The NYSE
1962 – 2012

Table of Contents

Core Values

Integrity

- We insist on integrity in everything we do and value doing the right thing.

Mutual Respect

- We listen to and learn from everyone.
- We treat everyone with dignity and fairness with equal opportunity to succeed for all.

Drive to Succeed

- We strive for excellence, relentlessly pursuing continuous improvement in our products and services, processes and capabilities.

Vision Statement

We are a global, growth oriented sensors and actuators, electronic components, and services company, dedicated to delivering innovative solutions for a better, safer and healthier world.



Globally Diversified Sales By Market
2012
Defense and Aerospace
14%
Automotive
32%
Industrial
24%
Communications
18%
Medical
7%
Computer/Other
5%

Our Global Footprint

CTS has established itself as a leader in quality and innovative products across the globe.



Headquarters
Manufacturing
Sales and Administrative Offices

Financial Highlights

(In thousands, except per share data)

For the Year	2012	2011	2010
Net sales	$576,918	$588,506	$552,641
Operating earnings - GAAP	26,688	25,240	27,843
- Adjusted	28,870	28,725	29,541
Net earnings - GAAP	20,333	20,967	22,038
- Adjusted	21,980	23,422	23,147
Average shares outstanding - diluted	34,523	35,006	34,849
Per share data:			
Net earnings - diluted - GAAP	$0.59	$0.60	$0.63
- Adjusted	0.64	0.67	0.66
Cash dividends	0.14	0.125	0.12
Capital expenditures	13,464	15,574	13,271
Return on average invested capital - Adjusted	8.6%	8.5%	8.9%
At Year End			
Working capital	$194,532	$159,149	$146,555
Cash and cash equivalents	109,571	76,412	73,315
Long-term debt	153,500	74,400	70,000
Shareholders' equity	267,758	263,297	247,250
Equity per outstanding share	8.01	7.73	8.02


Net Sales ($ in Millions)
Components and Sensors Segment
EMS Segment
$600
500
400
300
+9%
200
100
0
2010
2011
2012


Earnings Per Share (Adjusted)
$0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.0
2010
2011
2012


Net Cash Provided by Operations ($ in Millions)
$50
40
30
20
10
0
2010
2011
2012


Return on Average Invested Capital (Adjusted)
9%
8%
7%
6%
5%
4%
3%
2%
1%
0
2010
2011
2012

Adjusted amounts shown above and elsewhere in this document are non-GAAP financial measures. Reconciliations of these non-GAAP financial measures to their nearest GAAP equivalent can be found at CTS' website at www.ctscorp.com. Adjusted earnings data in this document excludes restructuring and related charges, gain on sale-leaseback transactions and certain legal/other charges.

Message to Our Fellow Shareholders

2012 was a challenging yet transformational year for CTS. Global economic recovery remained weak, and Europe, a significant market for us, experienced a lingering recession. However, several years of new product development initiatives began to bear fruit and we successfully launched several significant new innovative products for customers including our smart actuators and active grill shutter actuators. These new products, along with our two synergistic accretive acquisitions in 2012, are expected to generate double-digit sales growth in 2013 and beyond in the Components and Sensors segment. In addition, we took restructuring actions to lower our cost structure and significantly reduce our global footprint in 2012. This has positioned CTS to increase its profitability and enhance shareholder value going forward.

On June 4, 2012, management proudly celebrated CTS' 50th anniversary on the NYSE by ringing the closing bell. The event reminded us of our rich heritage. While we are certainly proud of the CTS legacy, we are even more energized by the Company's growth opportunities that lie ahead.

Vinod M. Khilnani
Executive Chairman of the Board

Financial Results

Total sales in 2012 were $576.9 million. The Components and Sensors business segment experienced a healthy 9% growth year-over-year driven by new products and customers. However, CTS' decision to close two small unprofitable EMS operations and lingering effects of Thailand floods resulted in lower EMS sales. As a result, total CTS sales in 2012 were 2% lower year-over-year.


EBITDA (adjusted)
($ in Millions)
$50
40
30
2009
2010
2011
2012

Adjusted earnings per share of $0.64 in 2012 were affected by a delay in receiving $0.06 per share in certain tax benefits, which are now expected to be booked in early 2013. This compares with $0.67 of adjusted earnings per share in 2011. EBITDA, defined as Earnings Before Interest, Taxes, Depreciation and Amortization, has steadily improved as noted in the chart.



CTS also generated strong free cash flow of $27.6 million, up significantly from $8.7 million in 2011 and improved our 2012 return on invested capital to 8.6% from 8.5% in 2011.

Growth Strategies

As a technology-driven Company, the success in designing innovative and high-quality products begins with our research and development (R&D) efforts. We continued our focus on R&D activities in 2012 to drive new organic growth. CTS continued to win new business, especially in sensor and actuator products. These awards include a new parking position

Sensors and Actuators


CTS
CORPORATION

Double-digit sales growth expected in sensor and actuator products by:

- Gaining market share with existing products and customers
- Organically developing new products to penetrate new customers in new markets
- Strategic acquisitions

CTS' highly-engineered products help improve fuel economy, reduce emissions and enhance safety systems and chassis management

New Actuator for Active Grill Shutter System

- Helps regulate the flow of air through the engine compartment.
- Won a second program for a U.S. produced SUV.


Active Grill Shutter System


CTS Actuator

sensor for a global economy car, a new active manifold sensor for light-truck and sports car applications in North America, and an exhaust gas recirculation (EGR) sensor for light-vehicles in Asian markets. CTS also launched two major new products in 2012. The active grill shutter actuator for light-vehicle applications launched in the second quarter and the smart actuator for commercial diesel applications launched in the fourth quarter. The new smart actuator business alone is expected to bring significant future revenues ramping to approximately $45 million annually by 2015.

Synergistic acquisition activity was robust in 2012 with the addition of Valpey-Fisher, an electronic components company specializing in engineered frequency components with annual sales of $15 million. Late in the fourth quarter 2012, CTS also acquired D&R Technology, an automotive sensor company with annual sales of approximately $50 million. Both of these successful companies broaden our highly-engineered product portfolio and bring synergies to CTS while contributing to double-digit sales growth in the Components and Sensors segment.

Sensors and Actuators

CTS' sensors and actuators product sales reached $183 million in 2012, a record high, and 5% over the prior year. Double-digit annual growth is expected over the next 3-5 years from new business awards, new customers, new applications and strategic acquisitions.

Our new smart actuator for light and medium-duty commercial diesel applications was successfully launched late in 2012. The smart actuator, which is part of a dual-stage turbocharger on a commercial diesel engine, began shipping late in the fourth quarter after several years of successful development and testing. This all-new product family complements CTS' traditional light-vehicle pedal module, sensor and actuator product offerings. Its sales are expected to be over $20 million in 2013.

CTS successfully launched a new active air grill shutter actuator for light-vehicles in the North American market. Active air grill shutter systems improve fuel economy and reduce emissions by regulating the flow of air through the engine compartment based on engine temperature and vehicle speed. Also, CTS was recently awarded a second actuator production program for a U.S.-based popular SUV (sport utility vehicle) with deliveries beginning late 2013. These actuator program wins reflect diversification into new markets with an exciting new vehicle technology for new customers. Other programs successfully launched in 2012 include additional pedal module programs, a variable valve lift sensor for Asian customers and new transmission sensors for electric and hybrid vehicles in the North American markets.

Our accelerator pedal module product sales grew 10% over the prior year and exceeded the $100 million mark for the first time in 2012. CTS was awarded the accelerator pedal module business for a new vehicle program for the Indian market by a Japanese OEM (original equipment manufacturer). These pedals will be made in our newly established facility in India beginning later in 2013.

Another successful new product introduction in the last few years has been CTS' turbocharger sensor business for European light-vehicle markets. CTS' turbocharger sensors continue to see steady annual sales growth as additional new vehicle programs are launched. These new turbocharger sensors will be used primarily on European diesel engine applications improving fuel economy and reducing emissions.

In 2012, we won 21 new sensor, pedal module and actuator business awards totaling over $100 million in future revenues. Examples of some new award wins include a new parking position sensor product on a global economy car for a major Japanese vehicle manufacturer and active manifold sensors for light-truck and sports car applications.



New Smart Actuator

- Penetrated new commercial diesel markets.
- Working with a turbocharger system, CTS' smart actuator increases fuel economy and lowers emissions while improving performance.
- Smart actuator product launched in late 2012, with over $20 million in sales expected in 2013.
- Longer diesel engine program life provides enhanced revenue stream.

New product
New customer
New application

New Parking Position Sensor

- Accurately determines gear position.
- Second transmission sensor program awarded.



Accelerator Pedal Module

Serving vehicle makers in all major global markets.

- Sales exceeded $100 million.
- Awarded new business for luxury Japanese car for N.A. markets.
- Won business with Chinese OEMs.



Turbocharger Sensor

- Non-contacting turbocharger sensor is an essential element of a pneumatic actuator.
- Improves performance, fuel economy and lowers emissions.
- Sales to European OEMs increased for third year.



Acquisition of D&R Technology

CTS expanded its leadership position in automotive sensors by acquiring D&R Technology (D&R) in December 2012. With annual sales of approximately $50 million, D&R is a leading designer and manufacturer of customer-designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This synergistic acquisition significantly expands CTS' strategic automotive sensor business with new customers and a broader product portfolio. The acquisition will also further diversify CTS' Components and Sensors segment and bring new growth opportunities from sensor applications for safety systems and vehicle chassis management.

D&R specializes in building advanced technology products including non-contacting chassis height position sensors, seat belt tension sensors, seat belt buckle switches and anti-lock braking system wheel speed sensors. D&R recently received a 2012 Supplier Quality Excellence Award from General Motors. We welcome D&R to the CTS family and believe they will bring exciting new growth opportunities to CTS.


Current Sensor for Electric and Hybrid vehicles
Chassis Height Sensor
Seat Track Position Sensor
Newly acquired D&R Technology expands CTS' strategic automotive sensor product platform with new customers and a broader product portfolio.

Electronic and Electro Components

In Electronic Components, our growth initiatives are firmly on track resulting in a healthy 15% increase in sales in 2012 compared to 2011. Demand was higher for the piezoceramic elements for hard disk drive applications and we benefitted from acquiring Valpey-Fisher, a leader in engineered frequency products. Looking ahead over the next 3-5 years, we expect to see double-digit growth opportunities being generated by capturing increased market share and organically developing new products for new applications.

In 2012, we were pleased to sign a four-year agreement worth $50-$60 million with a key customer to supply new piezoceramic product for high-density disk drives (HDD). These piezoceramic components are for the next generation dual-stage actuation disk drive for the data storage markets. We shipped approximately $15 million of this new piezoceramic product in 2012 and are expecting to ship over $20 million of this product in 2013. We anticipate further growth opportunities over the next few years since worldwide demand for digital storage capacity is growing at a rate of over 40% per year in response to a shift of digital content storage to the "cloud."

Other new business includes a sonar buoy program and torpedo targeting program from two new customers in 2012. Deliveries for these new programs will begin in mid-2013.

Electronic Components


CTS
CORPORATION

Double-digit sales growth expected in electronic components by:

- Capturing increased market share with existing customers
- Organically developing new products for new applications and new customers
- Strategic acquisitions

Piezoceramic for HDD

The rising rate of cloud adoption is improving the demand for hard drives that comprise cloud storage. CTS' new piezo micro-actuator products benefit from this growth trend.

Networked server farms handle increased amounts of digital data used in cloud computing.


Piezoceramic elements enable next generation dual stage actuation on suspension arms for hard disk drives.

CTS' new RF (radio frequency) filter product, a proprietary ClearPlex™ waveguide filter technology, is a unique filtering solution that satisfies the wireless market's needs for lower cost and smaller size, while offering superior electrical performance. We have started to provide samples to global communications OEMs for their new LTE (Long Term Evolution) and AWS (Advanced Wireless Services) network programs.

The acquisition of Valpey-Fisher in early 2012, with $15 million of annual sales, has been successful and was accretive in their first year. The business has been fully integrated including consolidation of the Chicago-based engineered frequency design center activities and manufacturing from our small Swiss facility. The Valpey-Fisher and Electronic Components leadership teams have done an outstanding job in ensuring a smooth transition.

We have also taken additional initiatives to improve manufacturing efficiencies and reduce our global footprint. We completed the closure of our 48,000 square foot Tucson manufacturing operation and consolidated its production with our Albuquerque, New Mexico operations. We also consolidated the Singapore operation to free up approximately 60% or 100,000 square feet of manufacturing space. As a result, we sold our Singapore building at a gain with cash proceeds of $17.7 million and leased-back approximately 58,000 square feet for our streamlined operations.

CTS Electrocomponents, the electro-mechanical business of CTS, continues to develop innovative products and expand into new markets. An optical encoder is being designed into new ultrasound and patient monitoring applications. Several new potentiometer PCB (printed circuit board) and switch assemblies for key electric guitar customers were developed, which will result in additional growth through 2018. CTS Electrocomponents also continued to expand the variable resistor business by winning customers in new mobility scooter, industrial joystick and HVAC (heating, ventilation and air conditioning) applications.

Electronics Manufacturing Solutions (EMS)

CTS' EMS business serves markets requiring higher complexity and design capabilities, stronger customer relationships and specialized certifications, particularly for medical and defense and aerospace customers. EMS provides complex boxbuilds and high-end PCB assemblies and a complete range of turnkey services for an OEM seeking customized product solutions.

CTS' EMS business recently introduced "New Product Express," a dedicated new product introduction (NPI) center, which supports customers in their quick turn needs, utilizing a dedicated prototype line. This high-quality, quick-turn service minimizes customer development schedules and costs. In addition, the EMS business initiated actions to further improve its operational focus and efficiency by closing two small unprofitable operations in the U.K. and China.

While EMS operations experienced the disruptions relating to the Thailand flood that occurred in late 2011 and first half of 2012, these challenges are now behind us. The severe flooding and recovery process caused our EMS factory in Thailand to be shut down for about six months with production transferred to our California facilities to meet the demand of key customers. As a result of the dedication of our Thailand personnel and the entire EMS team, our Thailand operation was fully operational by mid-year 2012, with normalized production for all customers.

EMS won nine new customers in 2012 in the industrial, defense and aerospace and communications markets and was awarded new business with existing customers. EMS also secured a second contract from a major medical orthopedic firm to provide assemblies used in a new orthopedic surgery application. Looking ahead, we expect CTS' EMS business to steadily improve its earnings performance from operational efficiencies, better capacity utilization and increased focus on niche opportunities.



Emergency first responders rely on CTS components to maintain clear communications during a disaster.



CTS enabled printheads with piezoceramic elements support the expanding industrial inkjet printing markets.



Accuracy in patient monitoring and ultrasound equipment is enhanced by Electrocomponents' new optical encoders.

Clear-Plex™ Waveguide Filter

- Innovative technology supports new wireless LTE/4G applications.
- Next generation RF filter technology with smaller size, lower cost.



Next Generation ISS Module

- Engineered Frequency Integrated Sub Systems modules handle most stringent requirements.
- Ruggedized, low power, and shock and vibration resistant for military and industrial applications.



New Precision Optical Encoder

- Meets the industry's digital interface requirements.
- Growth opportunities support high-end medical and industrial applications.



The marked growth in the Sensors and Components segment over the last few years, driven by new products and investment in strategic acquisitions, have strategically repositioned the Company as a true technology leader driven by a spirit of innovation. As a result, we have a robust pipeline of new products and expect strong revenue growth and improved financial performance in 2013 and beyond.

Management Transition

I am pleased to welcome Kieran O'Sullivan, CTS' new President and CEO, who joined the Company on January 7, 2013. We are delighted to have Kieran on board, as he brings extensive global experience and success in leading large business enterprises within Continental AG and Motorola. Kieran's familiarity with our technology and his strong ties to the automotive and electronic component industries will be of tremendous value to CTS.

To facilitate the transition, I will remain as the Executive Chairman though our annual meeting on May 22, 2013, and retire at the end of this year. It has been my pleasure to serve CTS for the last 12 years and I look forward to the Company's continued success.

I thank our dedicated employees, Board of Directors, customers, shareholders and supply chain partners for their continued support.

Vinod M. Khilnani
Executive Chairman of the Board

April 17, 2013

CTS' New President and CEO

I am pleased to have joined CTS Corporation and am motivated by the opportunity to serve and lead the team as we define future growth and profitability for our shareholders. I want to thank Vinod and the Board for providing this opportunity to me. CTS has a long history and is grounded in solid values and work ethic which I relate to and respect.

For the coming year I have three main priorities:

- Building leadership strength for global growth, supported by a comprehensive strategic analysis of our business over the coming months.
- Simplifying our business model with an emphasis on quality, products, margins and management of our operating expenses.
- Continuing to build on our values to enhance our culture with an emphasis on performance and a lean corporate culture.

The role of leadership is to have a clear strategy, communicate the expectations and deliver results. I look forward to serving our constituents and delivering value for our shareholders.



Kieran M. O'Sullivan
President and Chief Executive Officer

Electronics Manufacturing Solutions (EMS)


CTS
CORPORATION

Specialized Tier 2 Global EMS provider strategically focused on:

- Targeting customers with complex needs
- Providing turnkey services - design to direct ship
- Responsive and versatile global supply partner



Medical

Your health is our priority for orthopedic surgical applications and portable insulin pumps.

Communications

Efficient, cost-effective automated data storage libraries house multiple tape drives for back-up, data protection and archiving.



Industrial

Businesses rely on CTS' quality and durability for dependable production equipment controls.



Defense and Aerospace

Winning new customers with demanding requirements for missile guidance systems and homeland security.

Shareholder Information

Annual Meeting of Shareholders
The 2013 annual meeting of shareholders is scheduled to be held on Wednesday, May 22, 2013, in Lisle, Illinois. Shareholders of record at the close of business on April 5, 2013, will receive a formal notice of the annual meeting and a proxy statement.

Form 10-K Annual Report
A copy of CTS Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders upon written request to the Corporate Secretary of the Company by contacting Investor Relations as listed below, or by visiting our website: www.ctscorp.com

Common Stock Listed (CTS)
New York Stock Exchange

CTS submitted a Section 12 (a) CEO Certification to the New York Stock Exchange in 2012 as required by New York Stock Exchange Corporate Governance Listing Standards. CTS filed the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2012.

Investor Relations
Shareholders and members of the financial community may direct questions or requests to:
Mitchell J. Walorski
Director of Investor Relations
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
E-mail:
shareholder.services@ctscorp.com

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
800-468-9716

Corporate Headquarters
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514
574-523-3800
FAX: 574-293-6146
www.ctscorp.com

2012 Board of Directors

Vinod M. Khilnani
Executive Chairman of the Board,
CTS Corporation

Kieran M. O'Sullivan
President and Chief Executive Officer,
CTS Corporation

Thomas G. Cody
CTS Lead Independent Director
and Retired Vice Chairman,
Macy's, Inc.

Walter S. Catlow
Retired President, Ameritech Cellular Services and Retired Dean, College of Business, Concordia University, Chicago

Lawrence J. Ciancia
Partner, Corporate Development International, Inc.

Patricia K. Collawn
Chairman, President and
Chief Executive Officer,
PNM Resources, Inc.

Michael A. Henning
Retired Deputy Chairman,
Ernst & Young LLP

Gordon Hunter
Chairman, President and
Chief Executive Officer,
Littelfuse, Inc.

Diana M. Murphy
Managing Director,
Rocksolid Holdings LLC

Robert A. Profusek
Partner, Jones Day

Corporate Officers

Vinod M. Khilnani
Executive Chairman of the Board

Kieran M. O'Sullivan
President and Chief Executive Officer

Thomas A. Kroll
Vice President and Chief Financial Officer

Dennis P. Thornton
Senior Vice President and General Manager
Electronics Manufacturing Solutions

John R. Dudek
Vice President, General Counsel and Secretary

Ashish Agrawal
Vice President, Treasury and
Corporate Development

Scott A. Bowmar
Vice President, Human Resources

Lawrence J. Lyng
Vice President and General Manager,
Automotive Business Unit

2012 Committees of the Board

Compensation Committee
Patricia K. Collawn (Chairperson)
Walter S. Catlow
Thomas G. Cody
Gordon Hunter

Nominating and Governance Committee
Michael A. Henning (Chairman)
Lawrence J. Ciancia
Patricia K. Collawn
Diana M. Murphy

Finance and Strategic Initiatives Committee
Robert A. Profusek (Chairman)
Thomas G. Cody
Gordon Hunter
Vinod M. Khilnani

Audit Committee
Lawrence J. Ciancia (Chairman)
Walter S. Catlow
Michael A. Henning
Diana M. Murphy

Worldwide Manufacturing Facilities

Sensors and Actuators

Elkhart, Indiana
Carol Stream, Illinois
Toronto, Canada
Matamoros, Mexico
Juarez, Mexico
Glasgow, Scotland
Ostrava, Czech Republic
Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China
Gurgaon, India

Electronic Components

Albuquerque, New Mexico
Hopkinton, Massachusetts
Nogales, Mexico
Tianjin, People's Republic of China
Singapore, Republic of Singapore

Electrocomponent Products

Kaohsiung, Taiwan, Republic of China
Zhongshan, People's Republic of China

Electronics Manufacturing Solutions

Moorpark, California
San Jose, California
Londonderry, New Hampshire
Bangkok, Ayutthya, Thailand
Matamoros, Mexico


CTS
CORPORATION

905 West Boulevard North
Elkhart, IN 46514
Phone: 574-523-3800
www.ctscorp.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 1-4639

CTS CORPORATION
(Exact name of registrant as specified in its charter)

Indiana	**35-0225010**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
905 West Boulevard North, Elkhart, IN	**46514**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-523-3800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of CTS Corporation, based upon the closing sales price of CTS common stock on June 29, 2012, was approximately $319 million. There were 33,610,806 shares of common stock, without par value, outstanding on February 14, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the 2012 Annual Report to Shareholders are incorporated herein by reference in Part II.

(2) Portions of the Proxy Statement to be filed for the annual meeting of shareholders to be held on or about May 22, 2013 are incorporated by reference in Part III.

TABLE OF CONTENTS

Forward-Looking Statements

This document contains statements that are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, any financial or other guidance, statements that reflect our current expectations concerning future results and events, and any other statements that are not based solely on historical fact. Forward-looking statements are based on management's expectations, certain assumptions and currently available information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on various assumptions as to future events, the occurrence of which necessarily are subject to uncertainties. These forward-looking statements are made subject to certain risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from those presented in the forward-looking statements. Examples of factors that may affect future operating results and financial condition include, but are not limited to: changes in the economy generally and in respect to the businesses in which CTS operates; unanticipated issues in integrating acquisitions; rapid technological change; general market conditions in the automotive, communications, and computer industries, as well as conditions in the industrial, defense and aerospace, and medical markets; reliance on key customers; unanticipated natural disasters or other events; the ability to protect our intellectual property; pricing pressures and demand for our products; and risks associated with our international operations, including trade and tariff barriers, exchange rates and political and geopolitical risks. Many of these, and other, risks and uncertainties are discussed in further detail in Item 1.A of this Annual Report on Form 10-K. We undertake no obligation to publicly update our forward-looking statements to reflect new information or events or circumstances that arise after the date hereof, including market or industry changes.

PART I

Item 1. Business

CTS Corporation ("CTS", "we", "our", "us" or "the Company") is a global manufacturer of electronic components and sensors and a supplier of electronics manufacturing services. CTS was established in 1896 as a provider of high-quality telephone products and was incorporated as an Indiana corporation in February 1929. Our principal executive offices are located in Elkhart, Indiana.

We design, manufacture, assemble, and sell a broad line of electronic components and sensors and provide electronics manufacturing services primarily to original equipment manufacturers ("OEMs") for the automotive, communications, defense and aerospace, medical, industrial and computer markets. We operate manufacturing facilities located throughout North America, Asia and Europe and serve major markets globally. Sales and marketing are accomplished through our sales engineers, independent manufacturers' representatives and distributors.

SEGMENTS AND PRODUCTS BY MAJOR MARKETS

We have two reportable segments: 1) Components and Sensors and 2) Electronics Manufacturing Services ("EMS").

Components and sensors are products that perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; components used in computer and other high-speed applications, switches, resistor networks, and potentiometers used to serve multiple markets; and fabricated piezoelectric materials and substrates used primarily in medical, industrial defense and aerospace and computer markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally, for some customers, we provide full turnkey manufacturing and completion including design, supply chain management, logistics, and repair. Products from the EMS segment are principally sold in the communications, defense and aerospace, industrial, medical, and computer OEM markets. Other smaller markets include OEM customers in consumer electronics, instruments and controls, and networking.

The following tables provide a breakdown of net sales by segment and market as a percent of consolidated net sales:

	Components & Sensors			EMS			Total		
(As a % of consolidated net sales)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Markets									
Automotive	**32%**	29%	32%	**—%**	—%	—%	**32%**	29%	32%
Communications	**5%**	6%	7%	**13%**	16%	16%	**18%**	22%	23%
Computer	**3%**	1%	2%	**—%**	2%	2%	**3%**	3%	4%
Medical	**2%**	2%	2%	**5%**	5%	5%	**7%**	7%	7%
Industrial	**7%**	6%	5%	**17%**	13%	10%	**24%**	19%	15%
Defense and Aerospace	**2%**	2%	2%	**12%**	17%	15%	**14%**	19%	17%
Other	**2%**	1%	1%	**—%**	—%	1%	**2%**	1%	2%
% of consolidated net sales	**53%**	47%	51%	**47%**	53%	49%	**100%**	100%	100%

Net sales to external customers, segment operating earnings, total assets by segment, net sales by geographic area and long-lived assets by geographic area are contained in Note L, "Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15(a)(1) and (2), which is incorporated herein by reference.

The following table identifies major products by their segment and markets. Many products are sold in several OEM markets:

Product Description	Automotive Market	Communications Market	Computer Market	Medical Market	Industrial Market	Defense and Aerospace Market	Other Markets
Components and Sensors:							
Ceramic Filters and Duplexers	●	●				●	●
Quartz Crystals, Clocks, Precision Oscillators and Frequency Modules	●	●	●	●	●	●	●
Sensors and Actuators	●				●		●
Resistor Networks		●	●	●	●	●	●
DIP Switches and Potentiometers		●	●	●	●	●	●
Piezoelectric and Piezoceramics Products			●	●	●	●	●
Electromagnetic Interference and Radio Frequency Interference Filters	●	●	●	●	●	●	●
EMS:							
Integrated Interconnect Systems and Backpanels, including Final Assembly and Test		●	●	●	●	●	●
Complex Printed Circuit Board Assemblies		●	●	●	●	●	●

MARKETING AND DISTRIBUTION

Sales and marketing to OEMs, for both segments, is accomplished through our sales engineers, independent manufacturers' representatives, and distributors. We maintain sales offices in China, Japan, Scotland, Singapore, India, Taiwan, and the United States. Approximately 82% of 2012 net sales were attributable to our sales engineers.

Our sales engineers generally service the largest customers with application-specific products. The sales engineers work closely with major customers in designing and developing products to meet specific customer requirements.

We utilize the services of independent manufacturers' representatives in the United States and other countries for customers not serviced directly by our sales engineers for both of our segments. Independent manufacturers' representatives receive commissions from CTS. During 2012, approximately 15% of net sales were attributable to independent manufacturers' representatives. We also use independent distributors in our Components and Sensors segment. Independent distributors purchase component and sensor products from CTS for resale to customers. In 2012, independent distributors accounted for approximately 3% of net sales.

RAW MATERIALS

We utilize a wide variety of raw materials and purchased parts in our manufacturing processes. The following are the most significant raw materials and purchased components, identified by segment:

Components and Sensors: Conductive inks and contactor, passive electronic components, integrated circuits and semiconductors, certain rare earth elements ("REEs"), ceramic components, plastic components, molding compounds, printed circuit boards and assemblies, quartz blanks and crystals, wire harness assemblies, copper, brass, and steel-based raw materials and components.

EMS: Power supplies and converters, prefabricated steel, printed circuit boards, passive electronic components and semiconductors, integrated circuits, connectors, cables, and modules.

These raw materials are purchased from several vendors, and, except for certain semiconductors, REEs, and conductive inks, we do not believe we are dependent upon one or a limited number of vendors. Although we purchase all of our semiconductors, REEs, and conductive inks from a limited number of vendors, alternative sources are available. During 2012, the global demand for certain REEs that we purchase exceeded the global supply. However, this REEs demand/supply imbalance did not have a material impact on our financial results for the year ended December 31, 2012.

We do not currently anticipate any significant raw material shortages that would slow production. However, the lead times between the placement of orders for certain raw materials and purchased parts and actual delivery to us may vary. Occasionally we may need to order raw materials in greater quantities and at higher-than-optimal prices to compensate for the variability of lead times for delivery.

Precious metal and REE prices may have a significant effect on the cost and selling price of many of our products, particularly some ceramic filters, sensors, actuators, resistor networks, and switches.

PATENTS, TRADEMARKS, AND LICENSES

We maintain a program of obtaining and protecting U.S. and non-U.S. patents relating to products that we have designed and manufactured, as well as processes and equipment used in our manufacturing technology. We were issued eight new U.S. patents and 31 non-U.S. patents in 2012 and currently hold 174 U.S. patents and 139 non-U.S. patents. Patents have a greater impact on the Components and Sensors segment than on the EMS segment, which does not rely significantly on any patent. We have 10 registered U.S. trademarks, 26 foreign trademarks and two international trademark registrations. We have licensed the right to use several of our patents to both U.S. and non-U.S. companies. In 2012, license and royalty income was less than 1% of net sales.

MAJOR CUSTOMERS

Our 15 largest customers represented 50% of net sales in 2012 and 48% of net sales in 2011 and 2010. No single customer represented more than 10% of net sales in 2012, 2011 or 2010.

The Company continues to broaden its customer base. Changes in the level of our customers' orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there could be an adverse impact on our operating results.

Additionally, we expect to continue to depend on sales to our major customers. Because our customers are under no obligation to continue to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with us. Customers may also reduce or delay their business with us because of economic or other conditions or decisions that reduce their need for our products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay, or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition, and cash flows could be adversely affected.

ORDER BACKLOG

Order backlog may not provide an accurate indication of present or future revenue levels for the Company. For many Components and Sensors and EMS products, the period between receipt of orders and expected delivery is relatively short. Additionally, large orders from major customers may include backlog covering an extended period of time. Production scheduling and delivery for these orders could be changed or canceled by the customer on relatively short notice.

The following table shows order backlog by segment and in total as of January 27, 2013, and January 29, 2012.

($ in millions)	**January 27, 2013**	January 29, 2012
Components and Sensors	**$ 49.8**	$ 40.6
EMS	**73.5**	84.0
Total	**$123.3**	$124.6

Order backlog as of the January month-end will generally be filled during the same fiscal year.

COMPETITION

In the Components and Sensors segment, we compete with many U.S. and non-U.S. manufacturers principally on the basis of product features, price, technology, quality, reliability, delivery, and service. Most of our product lines encounter significant global competition. The number of significant competitors varies from product line to product line. No one competitor competes with us in every product line, but many competitors are larger and more diversified than CTS. Some competitors are also our customers for Components and Sensors and EMS products.

In the EMS segment, we compete with a number of well-established U.S. and non-U.S. manufacturers on the basis of process capability, price, technology, quality, reliability, and delivery in the markets in which we participate. Some of our competitors have greater manufacturing and financial resources than CTS. However, we generally do not pursue extremely high volume or highly price-sensitive business, as some of our larger competitors do.

In both the Components and Sensors and EMS segments, some customers have reduced or plan to reduce their number of suppliers, while increasing the volume of their purchases. Most customers are demanding higher quality, reliability, and delivery standards from us as well as our competitors. These trends create opportunities for us, but also increase the risk of loss of business to competitors. We are subject to competitive risks that represent the nature of the electronics industry, including short product life cycles and technical obsolescence.

We believe we compete most successfully in custom products manufactured to meet specific applications of major OEMs and with EMS products oriented toward high mix and low-to-medium volume outsourcing needs of OEMs.

NON-U.S. REVENUES

In 2012 and 2011, 37% of net sales to external customers originated from non-U.S. operations compared to 44% in 2010. At December 31, 2012 approximately 41% of total assets were located at non-U.S. operations. At December 31, 2011 and 2010 total assets that were located at non-US operations were 44%, and 40%, respectively. A substantial portion of these assets, other than cash and cash equivalents, cannot readily be liquidated. We believe the business risks to our non-U.S. operations, though substantial, are normal risks for global businesses. These risks include currency controls and changes in currency exchange rates, longer collection cycles, political and transportation risks, economic downturns and inflation, government regulations and expropriation. Our non-U.S. manufacturing facilities are located in Canada, China, Czech Republic, India, Mexico, Scotland, Singapore, Taiwan, and Thailand.

Net sales to external customers originating from non-U.S. operations for the Components and Sensors segment were $181.5 million in 2012 compared to $193.3 million in 2011, and $202.2 million in 2010. Net sales to external customers originating from non-U.S. operations for the EMS segment were $34.1 million in 2012, compared to $27.2 million in 2011, and $39.9 million in 2010. Additional information about net sales to external customers, operating earnings and total assets by segment, and net sales by geographic area and long-lived assets by geographic area, is contained in Note L, "Segments," appearing in the notes to the consolidated financial statements as noted in the Index appearing under Item 15 (a) (1) and (2), which is incorporated herein by reference.

RESEARCH AND DEVELOPMENT ACTIVITIES

In 2012, we spent $20.9 million for research and development activities compared to $20.0 million in 2011 and $18.3 million in 2010. Ongoing research and development activity in the Components and Sensors segment is primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

We believe a strong commitment to research and development is required for future growth in the Components and Sensors segment. Most of our research and development activities relate to developing new, innovative products and technologies, improving product flow, and adding product value to meet the current and future needs of our customers. We provide our customers with full systems support to ensure quality and reliability through all phases of design, launch, and manufacturing to meet or exceed customer requirements. Many such research and development activities benefit one or a limited number of customers or potential customers. All research and development costs are expensed as incurred.

EMPLOYEES

We employed 4,264 people at December 31, 2012, with 67.0% of these people located outside the United States. Approximately 185 CTS employees at one location in the United States were covered by two collective bargaining agreements as of December 31, 2012. One agreement, which covers 153 employees, is scheduled to expire in 2015 and the other, which covers 32 employees, is scheduled to expire in 2013. We employed 4,234 people at December 31, 2011.

ADDITIONAL INFORMATION

We are incorporated in the State of Indiana. Our principal corporate office is located at 905 West Boulevard North, Elkhart, Indiana 46514.

Our internet address is http://www.ctscorp.com. We make available free of charge through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). The information contained on or accessible through our internet website is not part of this or any other report we file or furnish to the SEC, other than the documents that we file with the SEC that are incorporated by reference herein.

Further, a copy of this annual report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

EXECUTIVE OFFICERS OF THE COMPANY

Executive Officers. The following serve as executive officers of CTS as of February 25, 2013. The executive officers are expected to serve until the next annual meeting of the Board of Directors, scheduled to be held on or about May 22, 2013, at which time the election of officers will be considered again by the Board of Directors.

Name	Age	Positions and Offices
Vinod M. Khilnani	60	Executive Chairman of the Board
Kieran M. O'Sullivan	50	President and Chief Executive Officer
Thomas A. Kroll	58	Vice President and Chief Financial Officer
John R. Dudek	54	Vice President, General Counsel and Corporate Secretary
Scott A. Bowmar	53	Vice President, Human Resources
Dennis P. Thornton	51	Senior Vice President and General Manager of CTS Electronic Manufacturing Solutions
Lawrence J. Lyng	56	Vice President and General Manager of CTS Automotive Products
Ashish Agrawal	42	Vice President, Treasury and Corporate Development

Vinod M. Khilnani — 60 — Executive Chairman of the Board of Directors as of January 7, 2013. Mr. Khilnani joined CTS in May 2001 as Senior Vice President and Chief Financial Officer. In July 2007, he was elected President and appointed Chief Executive Officer. He was appointed Chairman of the Board of Directors in May of 2009.

Kieran O'Sullivan — 50 — President and Chief Executive Officer — joined CTS on January 7, 2013. Prior to this, Mr. O'Sullivan served as Executive Vice President of Continental AG's Global Infotainment and Connectivity Business and led the NAFTA Interior Division, having joined Continental AG, a global automotive supplier, in 2006.

Thomas A. Kroll — 58 — Vice President and Chief Financial Officer. Mr. Kroll was named Vice President and Chief Financial Officer on September 1, 2011. Mr. Kroll was elected Vice President and Controller on October 31, 2002. Prior to this, Mr. Kroll served as Controller Group Accounting since joining CTS in November 2000.

John R. Dudek — 54 — Vice President, General Counsel and Corporate Secretary — was elected to this office in May 2012. Mr. Dudek started with CTS as Vice President, General Counsel and Assistant Secretary in April 2012. Prior to this, Mr. Dudek was with Steinway Musical Instruments, Inc., a manufacturer of musical instruments, as Associate General Counsel & Secretary since 2003.

Scott A. Bowmar — 53 — Vice President, Human Resources — Mr. Bowmar started with CTS in August 2012 as Vice President, Human Resources. Prior to this, Mr. Bowmar was with Harman International Industries, a premium audio and infotainment solutions company, serving as Vice President, Human Resources for the Professional Division, since 1984.

Dennis P. Thornton — 51 — was elected Senior Vice President and General Manager of CTS Electronic Manufacturing Solutions, effective February 1, 2011. Mr. Thornton was elected Vice President of CTS Corporation effective December 3, 2009. Prior to this, Mr. Thornton served as General Manager for our Automotive Products SBU since joining CTS in 2006.

Lawrence J. Lyng — 56 — Vice President — was elected Vice President on May 23, 2012. He has been Vice President and General Manager of CTS Automotive Business Unit since February 1, 2011. Mr. Lyng joined CTS in September 2009 as Vice President, Global Sales & Marketing for the Automotive Business Unit. Prior to this, Mr Lyng served as Group Vice president — North America at Valeo, Inc., a Tier 1 supplier of automotive components and systems to the global automotive market.

Ashish Agrawal — 42 — Treasurer and Vice President Corporate Development. Mr. Agrawal joined CTS in June 2011 as Vice President, Treasury and Corporate Development, and was elected to the Treasurer's office on Sept. 1, 2011. Before joining CTS, Mr. Agrawal was with Dometic Corporation, a manufacturer of refrigerators, awnings and air conditioners as Senior Vice President and Chief Financial Officer since 2007.

Information with respect to Directors and Corporate Governance may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and operating results. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in the forward-looking statements. Before you invest in us, you should know that making such an investment involves some risks, including the risks described below. The risks that are highlighted below are not the only ones that we face. If any of the following risks actually occur, our business, financial condition or operating results could be negatively affected.

Because we currently derive a significant portion of our revenues from a small number of customers, any decrease in orders from these customers could have an adverse effect on our business, financial condition and operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers' orders have, in the past, had a significant impact on our results of operations. Our 15 largest customers represent a substantial portion of our sales: approximately 50% of net sales in 2012 and 48% of net sales in 2011 and 2010. Our largest customer represented less than 10% of our net sales in 2012, 2011 and 2010. If a major customer significantly cancels, delays or reduces the amount of business it does with us, there could be an adverse effect on our business, financial condition and operating results. Such an adverse effect would likely be material if one of our largest customers significantly reduces its amount of business. Significant pricing and margin pressures exerted by a key customer could also materially adversely affect our operating results. In addition, we generate significant accounts receivable from sales to our major customers. If one or more of our largest customers were to become insolvent or otherwise unable to pay or were to delay payment for services, our business, financial condition and operating results could be materially adversely affected.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could materially and adversely affect our results of operations.

Several countries in which we are located allow for tax incentives to attract and retain business. These tax incentives expire over various periods and are subject to certain conditions with which we expect to comply. Our taxes could increase if certain tax incentives are not renewed upon expiration, or tax rates applicable to us in such jurisdictions are otherwise increased. In addition, further acquisitions or divestitures may cause our effective tax rate to increase.

We base our tax accounting positions upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax accounting positions are subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. We cannot determine in advance the extent to which some jurisdictions may require us to pay taxes or make payments in lieu of taxes.

We are subject to intense competition in the EMS industry.

We compete against many providers of electronics manufacturing services. Some of our competitors have substantially greater manufacturing and financial resources, and in some cases have more geographically diversified international operations than we do. Our competitors, such as Benchmark Electronics, Inc. and Sanmina-SCI Corporation, include both large global EMS providers and smaller EMS companies that often have a regional, product, service or industry specific focus. We also face the risk of losing our current and future OEM customers, which may elect to manufacture their own products internally rather than outsource the manufacturing to EMS providers. In addition, we could face competition in the future from other large global EMS providers, such as Celestica, Inc., Flextronics International Ltd. and Jabil Circuit, Inc., which currently provide services to some of our largest customers for different products, as well as competition from smaller EMS companies such as Plexus Corp. and Ducommun, Inc. We may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with significant offshore facilities located where labor and other costs are lower. Competition may intensify further if more companies enter the markets in which we operate. Our failure to compete effectively could materially adversely affect our business, financial condition and operating results.

We may be unable to compete effectively against competitors in our Components and Sensors segment.

The components and sensors industry is highly competitive and characterized by price erosion and rapid technological change. Through our Components and Sensors segment, we compete against many domestic and foreign companies, some of which have substantially greater manufacturing, financial, research and development and marketing resources than we do. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or even move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular products themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could materially adversely affect our business, financial condition and operating results. These developments also may materially adversely affect our ability to compete against these manufacturers going forward. We cannot assure you that our products will continue to compete successfully with our competitors' products, including OEMs, many of which are significantly larger than us and have greater financial and other resources.

We may be unable to keep pace with rapid technological changes that could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to some of our products have undergone, and are continuing to undergo, rapid and significant changes. Specifically, end markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses or capital investments. Furthermore, the life cycles of our products and the products we manufacture for others vary, may change and are difficult to estimate.

We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements and our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, financial condition and operating results could be materially adversely affected.

Our customers may cancel their orders, change production quantities or locations or delay production.

We generally do not obtain firm, long-term purchase commitments from our customers, and have often experienced reduced lead times in customer orders. Customers cancel their orders, change production quantities and delay production for a number of reasons. Uncertain economic and geopolitical conditions may result in some of our customers delaying the delivery of some of the products we manufacture for them and placing purchase orders for lower volumes of products than previously anticipated. Cancellations, reductions or delays by a significant customer or by a group of customers may harm our results of operations by reducing the volumes of products we manufacture, as well as by causing a delay in the recovery of our expenditures for inventory in preparation for customer orders and lower asset utilization resulting in lower gross margins.

In addition, customers may require that manufacturing of their products be transitioned from one facility to another to achieve cost and other objectives. Such transfers may result in inefficiencies and costs due to resulting excess capacity and overhead at one facility and capacity constraints and the inability to fulfill all orders at another. In addition, we make significant decisions, including determining the levels of orders that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the changes in demand for their products reduce our ability to estimate accurately future customer requirements. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. Anticipated orders may not materialize and delivery schedules may be deferred as a result of changes in demand for our products or our customers' products. We often increase staffing and capacity, and incur other expenses to meet the anticipated demand of our customers, which causes reductions in our gross margins if customer orders are delayed or canceled. On occasion, customers require rapid increases in production, which may stress our resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed over the short-term, a reduction in customer demand harms our gross margin and operating income until such time as adjustments can be made to activity or operating levels and structural costs.

We sell products to customers in cyclical industries that are subject to significant downturns that could materially adversely affect our business, financial condition and operating results.

We sell products to customers in cyclical industries that have experienced economic and industry downturns. The markets for our automotive products, electronic components and sensors and EMS products have softened in the past and may again soften in the future. We may face reduced end-customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near-term. We cannot predict whether we will achieve profitability in future periods.

Because we derive a substantial portion of our revenues from customers in the automotive, defense and aerospace, computer and communications industries, we are susceptible to trends and factors affecting those industries.

Net sales to the automotive, defense and aerospace, computer and communications industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for their products also negatively affect our business, financial condition and operating results. Any adverse occurrence, including among others, industry slowdown, recession, political instability, costly or constraining regulations, budget cuts or reduced government spending, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers' production schedules or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could materially adversely affect our business, financial condition and operating results. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates. Some of our automotive customers have required government bailouts and/or have filed for bankruptcy reorganization. The failure of one or more automotive manufacturers that we serve may result in the failure to receive payment in full for products sold and an abrupt cancellation in demand for certain products. Weakness in auto demand, the insolvency of automobile manufacturers that we serve or their suppliers, and constriction of credit markets may negatively and materially affect our facility utilization, cost structure, financial condition, and operating results.

Products we manufacture may contain design or manufacturing defects that could result in reduced demand for our products or services and liability claims against us.

Despite our quality control and quality assurance efforts, defects may occur in the products we manufacture due to design or manufacturing errors or component failure. Product defects may result in delayed shipments and reduced demand for our products. We may be subject to increased costs due to warranty claims on defective products. Product defects may result in product liability claims against us where defects cause, or are alleged to cause, property damage, bodily injury or death. As we more deeply penetrate the automotive and medical device manufacturing markets, the risk of exposure to products liability litigation increases. We may be required to participate in a recall involving products which are, or are alleged to be, defective. We carry insurance for certain legal matters involving product liability; however, we do not have coverage for all costs related to product defects and the costs of such claims, including costs of defense and settlement, may exceed our available coverage. Accordingly, our results of operations, cash flow and financial position could be adversely affected.

Toyota's voluntary recall of CTS-manufactured accelerator pedals and associated events has led to claims against CTS and loss of business.

We manufacture accelerator pedal assemblies for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). We have supplied accelerator pedal assemblies to Toyota since the 2005 model year. Sales to Toyota have accounted for approximately 4.0%, 2.9% and 4.0% of our annual revenue for the years ended December 31, 2012, 2011 and 2010, respectively. We manufacture all pedal assemblies to specifications approved by the customer, including Toyota.

In January 2010, Toyota issued a voluntary recall for approximately 2.3 million vehicles in North America containing CTS-manufactured accelerator pedal assemblies. In addition, Toyota temporarily halted production and sale of eight vehicle models using these pedal assembly designs. The recall was issued due to what Toyota described as "a rare set of conditions which may cause the accelerator pedal to become harder to depress, slower to return or, in the worst case, stuck in a partially depressed position."

No accidents, injuries, or deaths have been proven directly or proximately to result from slow returning or sticking CTS-manufactured pedals. We are aware that we have been named as a defendant in lawsuits filed in the United States and Canada stemming from allegations of problems with Toyota vehicles, and additional lawsuits may follow.

While Toyota has repeatedly acknowledged that CTS designs products to Toyota's specifications and the recall is Toyota's responsibility, and Toyota has agreed to indemnify us in connection with certain third-party claims and actions, we cannot assure you that Toyota will not seek to recover a portion of their recall-related costs from us, and the insurance we carry may not be sufficient to cover all such costs. We also cannot assure you that the National Highway Transportation Safety Administration or other governmental authorities will not attempt to impose fines and penalties upon us and Toyota or other automobile manufactures will not reduce their purchase of CTS pedals and other automotive products. Accordingly, our results of operations, cash flow and financial position could be adversely affected.

We are exposed to fluctuations in foreign currency exchange rates that may adversely affect our business, financial condition and operating results.

We transact business in various foreign countries. We present our consolidated financial statements in U.S. dollars, but a portion of our revenues and expenditures are transacted in other currencies. As a result, we are exposed to fluctuations in foreign currencies. We have currency exposure arising from both sales and purchases denominated in currencies other than the U.S. dollar. Volatility in the exchange rates between the foreign currencies and the U.S. dollar could harm our business, financial condition and operating results. Furthermore, to the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

Our operating results vary significantly from period to period.

We experience fluctuations in our operating results. Some of the principal factors that contribute to these fluctuations are: changes in demand for our products; our effectiveness in managing manufacturing processes, costs and timing of our component purchases so that components are available when needed for production, while mitigating the risks of purchasing inventory in excess of immediate production needs; the degree to which we are able to utilize our available manufacturing capacity; changes in the cost and availability of components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; general economic and served industry conditions; and local conditions and events that may affect our production volumes, such as labor conditions and political instability.

In addition, due to the significant differences in the operating earnings margins in our two reporting segments, the mix of sales between our Components and Sensors segment and our EMS segment affects our operating results from period to period.

We face risks relating to our international operations.

Because we have significant international operations, our operating results and financial condition could be materially adversely affected by economic, political, health, regulatory and other factors existing in foreign countries in which we operate. Our international operations are subject to inherent risks, which may materially adversely affect us, including: political and economic instability in countries in which our products are manufactured; expropriation or the imposition of government controls; changes in government regulations; export license requirements; trade restrictions; earnings repatriation and expatriation restrictions; exposure to different legal standards; less favorable intellectual property laws; health conditions and standards; currency controls; fluctuations in exchange rates; increases in the duties and taxes we pay; high levels of inflation or deflation; greater difficulty in collecting accounts receivable and longer payment cycles; changes in labor conditions and difficulties in staffing and managing our international operations; limitations on insurance coverage against geopolitical risks, natural disasters and business operations; and communication among and management of international operations. In addition, these same factors may also place us at a competitive disadvantage compared to some of our foreign competitors.

In addition, we could be adversely affected by violations of the Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our Code of Ethics mandates compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Furthermore, because a significant portion of our products are manufactured in Asia, including China, Singapore, Thailand and Taiwan, any conflict or uncertainty in these countries, including public health or safety concerns, could have a material adverse effect on our business, financial condition and operating results.

We may restructure our operations, which may materially adversely affect our business, financial condition and operating results.

In 2012, we implemented two restructuring plans to realign and consolidate certain operations for the purpose of improving our cost structure. The implementation of these plans resulted in the elimination of approximately 440 positions within our global operations. The implementation was substantially completed by the end of December 2012.

We may incur restructuring and impairment charges in the future if circumstances warrant. If we restructure our operations in the future and are unsuccessful in implementing restructuring plans, we may experience disruptions in our operations and higher ongoing costs, which may materially adversely affect our business, financial condition and operating results.

Losses in the stock market could negatively impact pension asset returns and ultimately cash flow due to possible required contributions in the future.

We make a number of assumptions relating to our pension plans in order to measure the financial position of the plans and the net periodic benefit cost. The most significant assumptions relate to the discount rate and the expected long-term return on plan assets. If these assumptions prove to be significantly different from actual rates, then we may need to record additional expense relating to the pension plans, which could have a material adverse effect on our results of operations and could require cash contributions to fund future pension obligation payments.

We may explore acquisitions that complement or expand our business as well as divestitures of various business operations. We may not be able to complete these transactions, and these transactions, if executed, may pose significant risks and may materially adversely affect our business, financial condition and operating results.

We intend to explore opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or product lines or that might otherwise offer us growth opportunities. We may have difficulty finding these opportunities or, if we do identify these opportunities, we may not be able to complete the transactions for reasons including a failure to secure financing. In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. Any transactions that we are able to identify and complete may involve a number of risks, including: the diversion of management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture; possible adverse affects on our operating results during the integration process; difficulties managing and integrating operations in geographically dispersed locations; increases in our expenses and working capital requirements, which reduce our return on invested capital; exposure to unanticipated liabilities of acquired companies; and our possible inability to achieve the intended objectives of the transaction. Even if we are initially successful in integrating a new operation, we may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, future acquisitions may result in dilutive issuances of equity securities or the incurrence of additional debt. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

We have in the past, and may in the future, consider divesting certain business operations. Divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, the loss of customer relationships and cash flow, and the disruption of operations in the affected business. Failure to timely complete or consummate a divestiture may negatively affect valuation of the affected business or result in restructuring charges.

If we are unable to protect our intellectual property or we infringe, or are alleged to infringe, on another person's intellectual property, our business, financial condition and operating results could be materially adversely affected.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights and patents, obtain or license patents and operate without infringing on the intellectual property rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps we have taken to prevent misappropriation of our technology may be inadequate. In addition, the laws of some foreign countries in which we operate do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, there can be no assurance that these efforts will be successful. Our inability to protect our intellectual property rights could diminish or eliminate the competitive advantages that we derive from our technology, cause us to lose sales or otherwise harm our business.

We believe that patents will continue to play an important role in our business. However, there can be no assurance that we will be successful in securing patents for claims in any pending patent application or that any issued patent will provide us with any competitive advantage. We also cannot provide assurance that the patents will not be challenged by third parties or that the patents of others will not materially adversely affect our ability to do business.

We may become involved in litigation in the future to protect our intellectual property or because others may allege that we infringed on their intellectual property. These claims and any resulting lawsuit could subject us to liability for damages and invalidate our intellectual property rights. If an infringement claim is successfully asserted by a holder of intellectual property rights, we may be required to cease marketing or selling certain products, pay a penalty for past infringement and spend significant time and money to develop a non-infringing product or process or to obtain licenses for the technology, process or information from the holder. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits. In addition, any litigation could be lengthy and costly and could materially adversely affect us even if we are successful in the litigation.

We may experience shortages and increased costs of raw material and required electronic components.

In the past, from time to time, there have been shortages in certain raw materials used in the manufacture of our components and sensors and certain electronic components purchased by us and incorporated into assemblies and subassemblies. Unanticipated raw material or electronic component shortages may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a shortfall in revenue, increase our costs and adversely affect our relationship with affected customers and our reputation as a reliable service provider. We may be required to pay higher prices for raw materials or electronic components in short supply and order these raw materials or electronic components in greater quantities to compensate for variable delivery times. We may also be required to pay higher prices for raw materials or electronic components due to inflationary trends regardless of supply. As a result, raw material or electronic component shortages and price increases could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased costs.

Loss of our key management and other personnel, or an inability to attract key management and other personnel, could materially affect our business.

We depend on our senior executive officers and other key personnel to run our business. We do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is at times intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

We are subject to a variety of environmental laws and regulations that expose us to potential financial liability.

Our operations are regulated by a number of federal, state, local and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. If we violate environmental laws or regulations, we could be held liable for substantial fines, damages, and costs of remedial actions. Our environmental permits could also be revoked or modified, which could require us to cease or limit production at one or more of our facilities, thereby materially adversely affecting our business, financial condition and operating results. Environmental laws and requirements have generally become more stringent over time and could continue to do so, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could materially affect our business, financial condition and operating results.

In addition, because we are a generator of hazardous wastes, even if we fully comply with applicable environmental laws and requirements, we may be subject to financial exposure for costs, including costs of investigation and any remediation, associated with contaminated sites at which hazardous substances from our operations have been stored, treated or disposed of. We may also be subject to exposure for such costs at sites that we currently own or operate or formerly owned or operated. Such exposure may be joint and several, so that we may be held responsible for more than our share of the contamination or even for the entire contamination.

We have been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups that we are or may be a potentially responsible party regarding hazardous substances at several sites not owned or operated by us, as well as several sites that we own. Although we estimate our potential liability with respect to environmental violations or alleged violations and other environmental liabilities and reserves for such matters, we cannot assure you that our reserves will be sufficient to cover the actual costs that we incur as a result of these matters.

Future events, such as the discovery of additional contamination or other information concerning past releases of hazardous substances at our manufacturing sites (or at sites we have sent wastes for disposal), changes in existing environmental laws or their interpretation, and more rigorous efforts by regulatory authorities, may require additional expenditures by us to modify operations, install pollution control equipment, clean contaminated sites or curtail our operations. These expenditures could have a negative impact on our operations.

In addition, we could be affected by future laws or regulations imposed in response to climate change concerns. Such laws or regulations could have a material adverse effect on our business, financial condition, and results of operation.

Our indebtedness may adversely affect our financial health.

As of December 31, 2012, our debt balance was $153.5 million, consisting of borrowings under our revolving credit facility. The level of our indebtedness could, among other things: increase our vulnerability to general economic and industry conditions, including recessions; require us to use cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures, research and development efforts and other expenses; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared to competitors that have less indebtedness; or limit our ability to borrow additional funds that may be needed to operate and expand our business. Moreover, an increase in interest rates could increase our interest expense.

Our credit facility contains provisions that could materially restrict our business.

Our revolving credit facility requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit facility contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and the amounts allowed for stock repurchases and dividend payments.

The restrictions contained in our credit facility could limit our ability to plan for or react to market conditions or meet capital needs or could otherwise restrict our activities or business plans. These restrictions could adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that could be in our interests.

Further, our ability to comply with our loan covenants may be affected by events beyond our control and if we breach any of these covenants or restrictions, it could result in an event of default under our credit facility, or documents governing any other existing or future indebtedness. A default, if not cured or waived, may permit acceleration of our indebtedness. In addition, our lenders could terminate their commitments to make further extensions of credit under our credit facility. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds to pay the accelerated indebtedness or that we will have the ability to refinance accelerated indebtedness on terms favorable to us or at all.

A future flood affecting our Thailand manufacturing facility may cause uninsured losses.

Due to significant losses incurred by the insurance industry related to the 2011 Thailand flood, flood insurance availability in Thailand is very limited and expensive. After careful evaluation of the amount of coverage available and associated cost, we decided to self-insure for future floods in Thailand. In the event of a future flood that affects our manufacturing facility in Thailand, our business, financial condition or operating results could be negatively impacted.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering conflict-free minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Ineffective internal control over our financial reporting may harm our business in the future.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 ("the Act"). Our controls necessary for continued compliance with the Act may not operate effectively at all times and may result in a material weakness. The identification of material weaknesses in internal control over financial reporting, if any, could indicate a lack of proper controls to generate accurate financial statements. Further, the effectiveness of our internal controls may be impacted if we are unable to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of February 14, 2013, we had manufacturing facilities, administrative, research and development and sales offices in the following locations:

Manufacturing Facilities	Square Footage	Owned/Leased	Segment
Albuquerque, New Mexico	91,000	Leased	Components and Sensors
Ayutthya, Thailand	70,000	Owned[1]	EMS
Brugg, Switzerland	21,500	Leased	Components and Sensors
Carol Stream, Illinois	50,700	Owned[2]	Components and Sensors
Elkhart, Indiana	319,000	Owned	Components and Sensors
Glasgow, Scotland	37,000	Leased	Components and Sensors and EMS
Haryana, India	8,000	Leased	Components and Sensors
Hopkinton, Massachusetts	32,000	Owned	Components and Sensors
Juarez, Mexico	44,000	Leased[2]	Components and Sensors
Kaohsiung, Taiwan	133,000	Owned[3]	Components and Sensors
Londonderry, New Hampshire	54,000	Leased	EMS
Matamoros, Mexico	51,000	Owned	Components and Sensors and EMS
Matamoros, Mexico	59,900	Leased	EMS
Moorpark, California	115,500	Leased	EMS
Nogales, Mexico	67,000	Leased	Components and Sensors
Ostrava, Czech Republic	60,000	Leased	Components and Sensors
San Jose, California	78,800	Leased	EMS
Singapore	57,600	Leased[4]	Components and Sensors
Streetsville, Ontario, Canada	112,000	Owned	Components and Sensors
Tianjin, China	225,000	Owned[5]	Components and Sensors and EMS
Zhongshan, China	72,400	Leased	Components and Sensors
Total manufacturing	1,759,400		

Non-Manufacturing Facilities	Square Footage	Owned/ Leased	Description	Segment
Auburn Hills, Michigan	1,600	Leased	Sales office	Components and Sensors
Brownsville, Texas	85,000	Owned	Idle facility	Components and Sensors
Burbank, California	2,900	Leased	Sublet to tenant	Components and Sensors
El Paso, Texas	11,900	Leased	Office and Warehouse[2]	Components and Sensors
Elkhart, Indiana	93,000	Owned	Administrative offices and research	Components and Sensors and EMS
Glasgow, Scotland	75,000	Owned	Administrative offices and research	Components and Sensors and EMS
Lisle, Illinois	37,200	Leased	Administrative offices and research	Components and Sensors and EMS
Nagoya, Japan	800	Leased	Sales office	Components and Sensors
Sandwich, Illinois		Owned	Land only	Components and Sensors
Tucson, Arizona	1,900	Leased	Administrative offices	Components and Sensors
Tucson, Arizona	48,000	Owned	Idle Facility	Components and Sensors
Yokohama, Japan	1,400	Leased	Sales office	Components and Sensors
Total non-manufacturing	358,700			

(1) The land and building are collateral for an unused credit facility.

(2) These facilities are part of the D&R technology acquisition in December 2012.

(3) Ground lease through 2017; restrictions on use and transfer apply.

(4) Building sold and smaller amount of square footage leased back, December 2012.

(5) Land Use Rights Agreement through 2050 includes transfer, lease and mortgage rights.

We regularly assess the adequacy of our manufacturing facilities for manufacturing capacity, available labor, and proximity to our markets and major customers. Management believes our manufacturing facilities are suitable and adequate, and have sufficient capacity to meet our current needs. The extent of utilization varies from plant to plant and with general economic conditions. We also review the operating costs of our facilities and may from time-to-time relocate or move a portion of our manufacturing activities in order to reduce operating costs and improve asset utilization and cash flow.

Item 3. Legal Proceedings

We manufacture accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota. In January 2010, Toyota initiated a recall of a substantial number of vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to us being named as a co-defendant with Toyota in certain litigation.

In February 2010, we entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold us harmless from, and the parties will cooperate in the defense of, certain third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. If it is determined that CTS acted negligently in selecting materials or processes where we had sole control over the selection process, in failing to meet Toyota's specifications, or in making unapproved changes in component design or materials, and such negligence caused or contributed to a claim, we will be responsible for any judgment that may be rendered against us individually, or any portion of a judgment that may be allocated to us, but limited only to the extent of insurance collected from our insurers. Toyota would remain responsible to defend CTS in these actions and would remain responsible for any balance of the remaining liability over amounts recovered by insurance. The agreement does not, however, cover costs or liabilities in connection with government investigations, government hearings, or government recalls.

Presently, we have been served process and named as a co-defendant with Toyota in approximately thirty-six open lawsuits; we have been dismissed as a defendant from an additional thirty-three lawsuits. The claims generally fall into two categories, those that allege sudden unintended acceleration of Toyota vehicles led to injury or death, and those that allege economic harm to owners of Toyota vehicles related to vehicle defects. Some suits combine elements of both. Claims include demands for compensatory and special damages. To date, the only actions filed where we are aware we have been named as a co-defendant are civil actions filed in the Unites States or Canada. All currently open lawsuits are subject to the indemnification agreement described above. Some of these lawsuits arise out of incidents involving models for which we do not manufacture the pedal, such as all Lexus models, the Toyota Prius, and the Toyota Tacoma, or for which we manufacture only a portion of the pedals, such as the Toyota Camry. Many of these lawsuits have been consolidated in federal multidistrict litigation in the United States District Court, Southern District of California, though some remain in various other courts.

Certain other claims are pending against us with respect to matters arising out of the ordinary conduct of our business. For all other claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs have been accrued or the ultimate anticipated costs will not materially affect our consolidated financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

CTS common stock is listed on the New York Stock Exchange under the symbol "CTS." On February 14, 2013, there were approximately 1,393 common shareholders of record.

CTS pays quarterly dividends at the rate of $0.035 per share, or an annual rate of $0.14 per share. The declaration of a dividend and the amount of any such dividend is subject to earnings, anticipated working capital, capital expenditures, other investment requirements, the financial condition of CTS, and any other factors considered relevant by the Board of Directors.

Per Share Data
(Unaudited)

	High (1)	Low (1)	Dividends Declared	Net Earnings Basic	Net Earnings Diluted
2012					
4th quarter	**$10.66**	**$ 7.06**	**$0.035**	**$0.26**	**$0.25**
3rd quarter	**10.64**	**8.38**	**0.035**	**0.17**	**0.17**
2nd quarter	**11.22**	**8.81**	**0.035**	**0.10**	**0.10**
1st quarter	**11.03**	**9.17**	**0.035**	**0.07**	**0.07**
2011					
4th quarter	$10.27	$ 7.14	$0.035	$0.17	$0.16
3rd quarter	10.18	7.96	0.03	0.17	0.17
2nd quarter	11.10	8.74	0.03	0.12	0.12
1st quarter	12.39	10.03	0.03	0.15	0.15

(1) The market prices of CTS common stock presented reflect the highest and lowest sales prices on the New York Stock Exchange for each quarter of the last two years.

As shown in the following table, there were CTS common stock repurchases made by the Company during the three months ended December 31, 2012:

	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as part of Plans or Program	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (1 & 2)
Balance at September 30, 2012				908,814
October 1, 2012 – October 28, 2012	128,814	$8.77	128,814	780,000
October 29, 2012 – November 25, 2012	148,020	$8.33	148,020	631,980
November 26, 2012 – December 31, 2012	163,675	$8.93	163,675	468,305

(1) In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization had no expiration date. This repurchase program was completed in July 2012.

(2) In August 2012, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market. The authorization has no expiration date.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except per share data)

	2012	% of Sales	2011	% of Sales	2010	% of Sales	2009	% of Sales	2008	% of Sales
Summary of Operations										
Net sales	**$ 576,918**	100.0	$ 588,506	100.0	$ 552,641	100.0	$ 498,982	100.0	$ 691,707	100.0
Cost of goods sold	**475,536**	82.4	478,657	81.3	432,731	78.3	400,142	80.2	554,634	80.2
Insurance recovery for business interruption	**(20,893)**	(3.6)	(4,082)	(0.7)	—	0.0	—	0.0	—	0.0
Selling, general and administrative expenses[1]	**77,358**	13.4	69,284	11.8	69,805	12.6	64,129	12.9	78,755	11.4
Research and development expenses	**20,918**	3.6	19,990	3.4	18,313	3.3	14,154	2.8	18,306	2.6
Insurance recovery for property damage	**(1,769)**	(0.3)	(6,067)	(1.0)	—	0.0	—	0.0	—	0.0
Amortization of intangible assets	**3,028**	0.5	2,606	0.4	2,505	0.5	2,990	0.6	3,615	0.5
Restructuring and goodwill impairment charges	**6,386**	1.1	2,878	0.5	1,444	0.3	35,396	7.1	5,567	0.8
Gain on sale-leaseback	**(10,334)**	(1.7)	—	0.0	—	0.0	—	0.0	—	0.0
Operating earnings/(loss)	**26,688**	4.6	25,240	4.3	27,843	5.0	(17,829)	(3.6)	30,830	4.5
Other income/(expense) — net	**254**	0.1	1,097	0.2	183	—	(2,585)	(0.5)	(4,575)	(0.7)
Earnings/(loss) before income taxes	**26,942**	4.7	26,337	4.5	28,026	5.0	(20,414)	(4.1)	26,255	3.8
Income tax expense/(benefit)	**6,609**	1.2	5,370	0.9	5,988	1.0	13,636	2.7	(1,807)	(0.3)
Net earnings/(loss)	**20,333**	3.5	20,967	3.6	22,038	4.0	(34,050)	(6.8)	28,062	4.1
Retained earnings — beginning of year	**352,205**		335,524		317,582		355,694		331,675	
Dividends declared	**(4,738)**		(4,286)		(4,096)		(4,062)		(4,043)	
Retained earnings—end of year	**$ 367,800**		$ 352,205		$ 335,524		$ 317,582		$ 355,694	
Net earnings/(loss) per share:										
Basic:	**$ 0.60**		$ 0.61		$ 0.65		$ (1.01)		$ 0.83	
Diluted:	**$ 0.59**		$ 0.60		$ 0.63		$ (1.01)		$ 0.81	
Average basic shares outstanding	**33,922**		34,321		34,090		33,823		33,728	
Average diluted shares outstanding	**34,523**		35,006		34,849		33,823		37,864	
Cash dividends per share (annualized)	**$ 0.14**		$ 0.125		$ 0.12		$ 0.12		$ 0.12	
Capital expenditures[2]	**16,323**		20,307		13,271		6,537		17,647	
Depreciation and amortization	**19,615**		17,548		17,565		19,531		24,178	
Financial Position at Year End										
Current assets	**$ 309,558**		$ 283,386		$ 266,655		$ 193,735		$ 225,842	
Current liabilities	**115,026**		124,237		120,100		90,516		113,241	
Current ratio	**2.7 to 1**		2.3 to 1		2.2 to 1		2.1 to 1		2.0 to 1	
Working capital	**$ 194,532**		$ 159,149		$ 146,555		$ 103,219		$ 112,601	
Inventories, net	**81,752**		92,540		76,885		54,348		70,867	
Net property, plant and equipment	**93,725**		84,860		78,213		81,120		90,756	
Total assets	**561,176**		480,815		482,584		407,657		488,442	
Short-term notes payable	**—**		—		—		—		—	
Long-term debt	**153,500**		74,400		70,000		50,400		79,988	
Long-term obligations, including long-term debt	**178,392**		93,281		88,234		69,687		97,728	
Shareholders' equity	**267,758**		263,297		274,250		247,454		277,473	
Common shares outstanding (000s)	**33,433**		34,066		34,197		33,893		33,711	
Equity (book value) per share	**$ 8.01**		$ 7.73		$ 8.02		$ 7.30		$ 8.23	
Stock price range	**$11.22-7.06**		$12.39-7.14		$11.84-6.81		10.62-2.11		$13.99-3.99	

(1) Excludes amortization of intangible asset

(2) Includes capital expenditures to replace property, plant and equipment damaged in casualties of $2,859 and $4,733 in 2012 and 2011, respectively.

Certain acquisitions, divestitures, closures of operations or product lines, and certain accounting reclassifications affect the comparability of information contained in the "Five-Year Summary."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information about results of operations, liquidity, and capital resources for the three previous years is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations (2010-2012)" included in the 2012 Annual Report to Shareholders and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Interest Rate Risk

We are exposed to the changes in interest rates on our revolving credit facility. There was $153.5 million and $74.4 million outstanding under our revolving credit facility at December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, we had $75.0 million and $0.0 million in interest rate swaps that fix our interest cost. See Note G, "Debt," to our consolidated financial statements for components of our long-term debt and interest rate swaps. Based on our long-term debt balance of $153.5 million at December 31, 2012, a one percentage point increase in interest rates would increase our annual interest expense by approximately $0.8 million.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risks. Our significant foreign subsidiaries are located in Canada, China, Czech Republic, Scotland, Singapore, Switzerland, Taiwan and Thailand. As of December 31, 2012, we did not have any outstanding foreign currency forward exchange contracts.

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with interest rate movements, currency rate movements on non-U.S. dollar denominated assets and liabilities.

Commodity Price Risk

Many of our products require the use of raw materials that are produced in only a limited number of regions around the world or are available from only a limited number of suppliers. Our results of operations may be materially and adversely affected if we have difficulty obtaining these raw materials, the quality of available raw materials deteriorates, or there are significant price increases for these raw materials. For periods in which the prices of these raw materials are rising, we may be unable to pass on the increased cost to our customers which would result in decreased margins for the products in which they are used. For periods in which the prices are declining, we may be required to write down our inventory carrying cost of these raw materials, since we record our inventory at the lower of cost or market.

Item 8. Financial Statements and Supplementary Data

Consolidated financial statements meeting the requirements of Regulation S-X, and the "Report of our Independent Registered Public Accounting Firm," appear in the financial statements and supplementary financial data as noted in the Index appearing under Item 15(a)(1) and (2), and are included in the 2012 Annual Report to Shareholders and incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

In December 2012, we acquired D&R Technology (D&R), which has facilities in Carol Stream, Illinois and Juarez, Mexico. D&R's financial results are included in this report for the year ended December 31, 2012. Management has not made an assessment of the D&R business' internal control over financial reporting since the date of acquisition. The D&R business' assets and liabilities acquired were $69.0 million and $5.5 million, respectively, and the sales of D&R included in CTS' 2012 financial statements were approximately $0.3 million. The D&R business was not included in our evaluation of the effectiveness of disclosure controls and procedures.

The report from Grant Thornton LLP on its audit of the effectiveness of CTS' internal control over financial reporting as of December 31, 2012, is included on page 17 of Exhibit 13 of this Annual Report on Form 10-K under the heading Report of Independent Registered Public Accounting Firm and is incorporated herein by reference. The Report of Management on Internal Control over Financial Reporting, which can be found following the signature page of this Annual Report on Form 10-K, is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Please see Part I, Item 1 of this Annual Report on Form 10-K for information about our executive officers, which is incorporated by reference herein. Information with respect to Directors and Corporate Governance may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2013 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statements Schedules

The list of financial statements and schedules required by Item 15 (a) (1) and (2) is contained on page S-1 herein.

(a) (3) Exhibits

All references to documents filed pursuant to the Securities Exchange Act of 1934, including Forms 10-K, 10-Q and 8-K, were filed by CTS Corporation, File No. 1-4639.

(2)(i) Membership Interest Purchase Agreement dated December 21, 2012 between CTS Corporation, Wanxiang Product Development Corp., RB D&R, LLC and Anthony Urban (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on December 26, 2012).

(3)(i) Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 5 to the Current Report on Form 8-K, filed with the SEC on September 1, 1998).

(3)(ii) Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3 to the Current Report on Form 8-K, filed with the SEC on February 8, 2010).

(10)(a) Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on November 12, 2008).

(10)(b) CTS Corporation Stock Retirement Plan for Non-Employee Directors, effective April 30, 1990, as amended (incorporated by reference to Exhibit (10)(a) to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2003, filed with the SEC on April 23, 2003).*

(10)(c) Amendment to the CTS Corporation Stock Retirement Plan for Non-Employee Directors, dated as of December 1, 2004 (incorporated by reference to Exhibit (10)(j) to the Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 4, 2005).

(10)(d) CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit (10)(t) to the Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on February 14, 2003).*

(10)(e) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q for the quarter ended June 29, 2003, filed with the SEC on July 25, 2003).*

(10)(f) CTS Corporation 2004 Omnibus Long-term Incentive Plan and Incentive Stock Option Agreement (incorporated by reference to the Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 26, 2004, filed with the SEC on October 19, 2004).*

(10)(g) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(p) to the Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 27, 2006).*

(10)(h) Amendments to the CTS Corporation Pension Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 2, 2006, filed with the SEC on April 26, 2006).*

(10)(i) Credit Agreement, dated as of November 18, 2010, by and among CTS Corporation, the Lenders named therein and Harris N.A. as L/C Issuer, and Administrative Agent (incorporated by reference to Exhibit 10(a) to the Current Report on Form 8-K, filed with the SEC on November 22, 2010).

(10)(j) First amendment to credit agreement dated as of January 10, 2012, by and among CTS Corporation, the lenders name therein and Harris N.A. as L/C issuer and administrative agent (incorporated by reference to Exhibit 10(a) to the current report on Form 8-K filed with the SEC on January 11, 2012).

(10)(k) Amendment No. 1 to the CTS Corporation 2004 Omnibus Long-term Incentive Plan (incorporated by reference to Exhibit 10(aa) to the Annual Report on Form 10-K filed with the SEC on May 15, 2007).*

(10)(l) CTS Corporation Management Incentive Plan, approved by the shareholders on June 28, 2007 (incorporated by reference to Appendix A to the Proxy Statement for the 2007 Annual Meeting of Shareholders, filed with the SEC on May 24, 2007).*

(10)(m) Performance Share Agreement between CTS Corporation and Vinod M. Khilnani, dated August 1, 2007 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

(10)(n) Prototype Individual Excess Benefit Retirement Plan (incorporated by reference to Exhibit 10(d) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on October 24, 2007).*

(10)(o) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 23, 2009).*

(10)(p) 2009-2010 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended March 29, 2009, filed with the SEC on April 29, 2009).*

(10)(q) CTS Corporation 2009 Omnibus Equity and Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(r) 2010 — 2011 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 4, 2010, filed with the SEC on April 28, 2010).*

(10)(s) Form Restricted Stock Unit Agreement (Shares) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(t) Form Restricted Stock Unit Agreement (Cash) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed with the SEC on May 28, 2009).*

(10)(u) CTS Corporation Executive Severance Policy, effective as of September 10, 2009 (incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q for the quarter ended September 27, 2009, filed with the SEC on October 28, 2009).*

(10)(v) Amendments to the CTS Corporation Pension Plan (formerly known as the CTS Corporation Salaried Employees' Pension Plan) (incorporated by reference to Exhibit 10(w) to the Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 24, 2011).*

(10)(w) Letter Agreement dated February 19, 2010 by and among CTS Corporation, Toyota Motor Sales, U.S.A. Inc., Toyota Canada Inc. and Toyota Motor Engineering & Manufacturing North America, Inc. (incorporated by reference to Exhibit 10(a) to the Quarterly Report on form 10-Q for the quarter ended October 3, 2010, filed with the SEC October 27, 2010).

(10)(x) Prototype Change in Control Agreement (incorporated by reference to Exhibit 10(x) to the Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 23, 2012).*

(10)(y) 2011- 2012 Performance Restricted Stock Unit Plan (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q for the quarter ended April 3, 2011, filed with the SEC on April 27, 2011). *

(10)(z) Agreement, dated as of March 27, 2012, by and between CTS Corporation and Vinod M. Khilnani (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed with the SEC on March 30, 2012).*

(10)(aa) CTS Corporation Management Incentive Plan, approved by the shareholders on May 23, 2012 (incorporated by reference to Appendix A to the Proxy Statement for the 2012 Annual Meeting of Shareholders, filed with the SEC on April 17, 2012).*

(10)(bb) 2012-2013 Performance Restricted Stock Unit Plan. *

(10)(cc) CTS Corporation 2013–2015 CEO Performance Restricted Stock Unit Plan, dated February 8, 2013. *

(13) Portions of the 2012 Annual Report to shareholders incorporated herein.

(21) Subsidiaries.

(23)	Consent of Grant Thornton LLP.
(31)(a)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31)(b)	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)(a)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32)(b)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.XML**	XBRL Instance Document
101.XSD**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* *Management contract or compensatory plan or arrangement.*

** *XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTS Corporation

Date: February 25, 2013

By: */s/ Thomas A. Kroll*
Thomas A. Kroll
Vice President and Chief Financial Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 25, 2013

By: */s/ Kieran M. O'Sullivan*
Kieran M. O'Sullivan
Director, President, and Chief Executive Officer
(Principal Executive Officer)

Date: February 25, 2013

By: */s/ Vinod M. Khilnani*
Vinod M. Khilnani
Executive Chairman of the Board

Date: February 25, 2013

By: */s/ Thomas G. Cody*
Thomas G. Cody
Lead Director

Date: February 25, 2013

By: */s/ Walter S. Catlow*
Walter S. Catlow
Director

Date: February 25, 2013

By: */s/ Lawrence J. Ciancia*
Lawrence J. Ciancia
Director

Date: February 25, 2013

By: */s/ Patricia K. Collawn*
Patricia K. Collawn
Director

Date: February 25, 2013

By: */s/ Michael A. Henning*
Michael A. Henning
Director

Date: February 25, 2013

By: */s/ Gordon Hunter*
Gordon Hunter
Director

Date: February 25, 2013

By: */s/ Diana M. Murphy*
Diana M. Murphy
Director

Date: February 25, 2013	By: */s/ Robert A. Profusek* Robert A. Profusek Director
Date: February 25, 2013	By: */s/ Thomas A. Kroll* Thomas A. Kroll Vice President and Chief Financial Officer (Principal Accounting Officer)

FORM 10-K — ITEM 15 (a) (1) AND (2) AND ITEM 15 (c)

CTS CORPORATION AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of CTS Corporation and subsidiaries included in the 2012 Annual Report are referenced in Part II, Item 8, filed herewith as Exhibit (13) and incorporated herein by reference:

Consolidated Statements of Earnings — Years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Statements of Comprehensive Earnings/(Loss) — Years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Balance Sheets — December 31, 2012 and December 31, 2011

Consolidated Statements of Cash Flows — Years ended December 31, 2012, December 31, 2011 and December 31, 2010

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2012, December 31, 2011 and December 31, 2010

Notes to consolidated financial statements

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information is included in the consolidated financial statements or notes thereto.

Management's Report on Internal Control Over Financial Reporting

CTS' management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including CTS' Chief Executive Officer and Chief Financial Officer, CTS conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In December 2012, we acquired D&R Technology (D&R), which has facilities in Carol Stream, Illinois and Juarez, Mexico. D&R's financial results are included in this report for the year ended December 31, 2012. Management has not made an assessment of the D&R business' internal control over financial reporting since the date of acquisition. The D&R business' assets and liabilities acquired were $69.0 million and $5.5 million, respectively, and the sales of D&R included in CTS' 2012 financial statements were approximately $0.3 million. The D&R business was not included in our evaluation of the effectiveness of disclosure controls and procedures.

In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, management determined that its internal control over financial reporting, excluding the D&R Technology business described above, was effective as of December 31, 2012. Grant Thornton LLP, an independent registered public accounting firm, has audited CTS' internal control over financial reporting as of December 31, 2012, as stated in their report which is included herein.

CTS Corporation
Elkhart, Indiana
February 25, 2013

/s/ Kieran M. O'Sullivan

Kieran M. O'Sullivan
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Thomas A. Kroll

Thomas A. Kroll
Vice President and Chief Financial Officer
(Principal Accounting Officer)

/s/ Vinod M. Khilnani

Vinod M. Khilnani
Executive Chairman of the Board

EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and industrial markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the industrial, communications, defense and aerospace, and medical markets under contract arrangements with original equipment manufacturers ("OEMs").

Sales in 2012 of $576.9 million were reported through two segments, Components and Sensors and Electronics Manufacturing Services ("EMS"), which represented 52.8% and 47.2% of sales in 2012, respectively. In 2011, Components and Sensors and EMS represented 47.6% and 52.4% of sales, respectively.

In 2012, Components and Sensors segment sales improved from 2011 primarily due to sales from the January 2012 Valpey-Fisher Corporation ("Valpey-Fisher") acquisition, the impacts of increased new product introductions and new customers, and a sales rebound following the March 2011 earthquake in Japan. EMS segment sales declined as a result of the generally weak global economy and ongoing disruptions from the October 2011 flood at our Thailand EMS manufacturing facility.

Throughout 2012, we were focused on introducing new products, winning new business and increasing our market share, which resulted in the successful launch of two new products and sales growth of a third product that had launched in 2011. We also restored our flooded Thailand EMS manufacturing facility to full production and restructured certain operations to improve operational efficiencies and reduce our headcount.

As discussed in more detail throughout the MD&A:

- Full-year sales of $576.9 million in 2012 decreased $11.6 million, or 2.0%, compared to $588.5 million in 2011, primarily due to the impact of the October 2011 flood at our Thailand EMS manufacturing facility and the generally weak global economy, mostly offset by the Valpey-Fisher acquisition sales, the impacts of increased new product introductions and new customers, and a sales rebound as our Japanese customers recovered from last year's earthquake. Sales in the Components and Sensors segment increased by 8.8% compared to 2011. Sales in the EMS segment decreased by 11.7% compared to 2011.
- Gross margin as a percentage of sales was 17.6% in 2012 compared to 18.7% in 2011. The decrease in gross margin primarily resulted from approximately incurring $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility and a shift from pension income to pension expense partially offset by lower commodity prices and favorable segment mix.
- Insurance recovery for business interruption due to the fire at our Scotland facility and the flood at our Thailand facility was $20.9 million in 2012 compared to $4.1 million in 2011. This recovery offsets unrealized margin on lost sales and flood-related expenses reflected in our gross margin.
- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses totalled $101.3 million in 2012 compared to $91.9 million in 2011. This increase was primarily driven by the Valpey-Fisher acquisition and a shift from pension income to pension expense. SG&A expenses also include approximately $2.0 million of additional legal and CEO search costs and approximately $2.0 million of acquisition-related costs in 2012 compared to $0.3 million of additional costs in 2011.
- A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

- Insurance recovery for property damage due to the flood at our Thailand facility was $1.8 million in 2012. Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011.
- Operating earnings in 2012 were $26.7 million, compared to $25.2 million in 2011, which included $8.5 million for restructuring and related charges in 2012. Included in operating earnings for the year ended December 31, 2011 were $3.1 million of restructuring and related charges.
- Interest and other income in 2012 was $0.3 million compared to $1.1 million in 2011 primarily due to $0.8 million lower foreign exchange gains in 2012.
- The effective tax rate for 2012 was 24.5% compared to 20.4% in 2011. The increase in effective tax rate in 2012 compared to 2011 was due to a delay in receiving certain U.S. tax credits and anticipated foreign tax incentives in 2012 that had been received in 2011.
- Net earnings of $20.3 million, or $0.59 per diluted share, in 2012 compare to $21.0 million, or $0.60 per diluted share, in 2011.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgments and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the markets we serve affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel, when appropriate.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors, the strategy of our business and significant negative industry or economic trends. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis and when an impairment triggering event occurs. As a result of two acquisitions in 2012, we had goodwill of $36.4 million at December 31, 2012 compared to $0.5 million at December 31, 2011.

The valuation of long-lived and intangible assets, including goodwill acquired in conjunction with an acquisition are recorded at estimated fair values in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances relating to deferred tax assets are recorded on the "more-likely-than-not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using the tax rates that will be in effect when the differences are projected to reverse. We also review our current tax exposure for situations where tax authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more-likely-than-not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2012 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $31.2 million, the majority of which will expire during the period of 2021 through 2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2012 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, continued profitability in our electronic component product lines, the benefits from recent acquisitions, and the long-term effect of strategic actions in the EMS business. We believe that, based upon the historical operating performance of our business units and successful cost reduction efforts we, more-likely-than-not, will realize the benefits of our U.S. net deferred tax assets. To date, we have also recorded tax benefits on the net operating losses generated in certain foreign jurisdictions such as China based upon our ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that we will not generate such taxable income we may need to record a valuation allowance against the related deferred tax asset in a future period.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)
(continued)

We utilize actuaries from consulting companies in each country to develop our discount rates that match high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit in order to provide the necessary future cash flows to pay the accumulated benefits when due. After considering the recommendations of our actuaries we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 4.91% for 2012. We have two foreign plans: the United Kingdom plan ("UK plan") and the Taiwan plan. The discount rate used to calculate our 2012 pension expense for the UK plan is 4.7%. The discount rate used to calculate our 2012 pension expense for the Taiwan plan is 1.75%.

The discount rates used to calculate our pension benefit asset and obligation at December 31, 2012 on our domestic plans are 4.06%. The discount rate used to calculate our pension benefit obligation at December 31, 2012 on our UK plan is 4.1%. The discount rate used to calculate our pension benefit obligation at December 31, 2012 on our Taiwan plan is 1.75%.

Discount rates for both our domestic plans and our UK plan are the rates of interest at which it has been assumed that the plan obligation could be effectively settled. The domestic plans and UK plan discount rates are based on the return of high quality bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. We use actuarially-determined yield curves to determine these discount rates. The Taiwan plan discount rate is based on the weighted average yield on government bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. The government bond rates are directed by the Bank of Taiwan.

The expected return on domestic plan assets was 8.0% in 2012. The expected return on our UK plan assets was 3.3%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets was 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan's investments are in government bonds. Since the Taiwan plan's assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Taiwan plan consider the amount and timing of pension contributions and benefit payments expected to be made during the year.

All experience gains and losses for our qualified domestic plan are amortized over a period of 22 years, which is the expected future lifetime of our inactive employees. All experience gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experience gains and losses for our UK plan are amortized over a period of nine years, which is the average term to normal retirement date of our plan participants. All experience gains and losses for our Taiwan plan are amortized over a period of 15 years, which is the average remaining service life of our active employees.

Equity-Based Compensation

We estimate the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior.

The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings.

The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, "Segments," for a description of our segments.

The following table highlights the segment results for the periods ended December 31, 2012, 2011, and 2010:

($ in thousands)	Components and Sensors	EMS	Total
2012			
Sales to external customers	**$304,481**	**$272,437**	**$576,918**
Segment operating earnings before corporate and shared services charges	**$ 42,611**	**$ 16,342**	**$ 58,953**
Corporate and shared services charges	**(16,483)**	**(7,246)**	**(23,729)**
Segment operating earnings[1]	**$ 26,128**	**$ 9,096**	**$ 35,224**
% of Sales	**8.6%**	**3.3%**	**6.1%**

($ in thousands)	Components and Sensors	EMS	Total
2011			
Sales to external customers	$279,857	$308,649	$588,506
Segment operating earnings before corporate and shared services charges	$ 36,595	$ 13,682	$ 50,277
Corporate and shared services charges	(15,239)	(6,660)	(21,899)
Segment operating earnings[2]	$ 21,356	$ 7,022	$ 28,378
% of Sales	7.6%	2.3%	4.8%
2010			
Sales to external customers	$282,860	$269,781	$552,641
Segment operating earnings before corporate and shared services charges	$ 48,014	$ 5,929	$ 53,943
Corporate and shared services charges	(16,661)	(7,742)	(24,403)
Segment operating earnings/(loss)	$ 31,353	$ (1,813)	$ 29,540
% of Sales	11.1%	(0.7%)	5.3%

(1) Components and Sensors segment's operating earnings of $26,128 include a $10,334 gain from the Singapore sale-leaseback transaction. EMS segment's operating earnings of $9,096 includes $1,769 of insurance recovery for property damage related to the flood at our CTS Thailand manufacturing facility.

(2) EMS segment's operating earnings of $7,022 include $6,067 of insurance recovery for property damage related to the fire at our CTS Scotland manufacturing facility.

Components and Sensors Segment Discussion

Sales in the Components and Sensors segment in 2012 increased by $24.6 million, or 8.8%, from 2011. This was primarily attributable to $15.3 million incremental sales from the acquisition of Valpey-Fisher, $12.2 million higher sales of piezoceramics for the computer market, and higher sales of $9.3 million in the automotive market primarily as our Japanese customers recovered from the March 2011 earthquake partially offset by lower sales of certain electronic components and the weak European economy.

Components and Sensors segment operating earnings in 2012 increased by $4.8 million, or 22.3%, from 2011. The favorable earnings change resulted primarily from a sale-leaseback gain of $10.3 million in 2012, higher sales, and lower commodity prices partially offset by a $3.4 million shift from pension income to pension expense and unfavorable product mix.

Sales in the Components and Sensors segment in 2011 decreased by $3.0 million, or 1.1% from 2010, primarily attributable to lower sales of $1.7 million in the automotive

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

market primarily due to production disruptions caused by the March 2011 earthquake in Japan and lower service parts partly offset by other growth in sales and to $1.3 million lower sales of electronic components.

Components and Sensors segment operating earnings in 2011 decreased by $10.0 million, or 31.9%, from 2010. The unfavorable earnings change resulted primarily from lower sales, higher commodity prices, program launch costs for new product introductions in 2011, higher R&D costs, and a gain from the sale in 2010 of an idle facility.

Electronic Manufacturing Services Segment Discussion

EMS segment sales in 2012 decreased by $36.2 million, or 11.7%, from 2011. The decrease in sales was primarily due to the impact of the October 2011 flood at our Thailand EMS manufacturing facility and the generally weak global economy. By market the lower sales were $29.9 million in the defense and aerospace market, $22.6 million in the communications market, and $10.6 million in the computer market, partially offset by higher sales of $21.6 million in the industrial market and $5.2 million in the medical market.

EMS segment operating earnings in 2012 increased by $2.1 million to $9.1 million versus $7.0 million in 2011. The favorable earnings change was primarily due to the timing of insurance recoveries related to the flood at our Thailand facility. During 2012, we had approximately $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility while we recorded $22.7 million of insurance recoveries. The difference between the expenses and lost margin and associated recoveries is due to timing of insurance recoveries which generally were recognized three to four months after the expenses or lost margin were realized.

2011 EMS segment sales increased by $38.9 million, or 14.4%, from 2010. By market the higher sales were $16.6 million in the defense and aerospace market, $16.4 million in the industrial market, $5.2 million in the communications market and $4.2 million in the computer market, partially offset by lower sales of $0.7 million in the medical market.

EMS segment operating earnings increased by $8.8 million in 2011 to $7.0 million versus an operating loss of $1.8 million in 2010. The favorable earnings change was primarily due to a $6.1 million insurance recovery resulting from a fire at the Scotland facility and higher sales volume.

Sales in Geographic Regions

Our sales in the Americas were 65% in 2012 and 2011. The Asia-Pacific region accounted for 22% of total sales in 2012 and 20% in 2011. Sales in Europe in 2012 decreased to 13% from 15% in 2011. The following table presents the percentage of sales into each geographic region within each segment and on a consolidated basis:

	Components & Sensors			**EMS**			**Consolidated Total**		
Geographic Region	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Americas	**42%**	37%	41%	**90%**	89%	85%	**65%**	65%	63%
Asia-Pacific	**38%**	39%	35%	**4%**	4%	8%	**22%**	20%	21%
Europe	**20%**	24%	24%	**6%**	7%	7%	**13%**	15%	16%
Total	**100%**	100%	100%	**100%**	100%	100%	**100%**	100%	100%

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

Discussion — Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands, except per share and other data)	Year ended December 31, 2012	2011	2010
Sales	**$576,918**	$588,506	$552,641
Cost of goods sold	**475,536**	478,657	432,731
Gross margin	**101,382**	109,849	119,910
% of sales	**17.6%**	18.7%	21.7%
Insurance recovery for business interruption	**(20,893)**	(4,082)	—
Selling, general and administrative expenses	**80,386**	71,890	72,310
% of sales	**13.9%**	12.2%	13.1 %
Research and development expenses	**20,918**	19,990	18,313
% of sales	**3.6%**	3.4%	3.3 %
Gain on sale-leaseback	**(10,334)**	—	—
Insurance recovery for property damage	**(1,769)**	(6,067)	—
Restructuring and impairment charges	**6,386**	2,878	1,444
Operating earnings	**26,688**	25,240	27,843
% of sales	**4.6%**	4.3%	5.0%
Total other income	**254**	1,097	183
Earnings before income taxes	**26,942**	26,337	28,026
Income tax expense	**6,609**	5,370	5,988
Effective tax rate	**24.5%**	20.4%	21.4%
Net earnings	**$ 20,333**	$ 20,967	$ 22,038
% of sales	**3.5%**	3.6%	4.0%
Diluted earnings per share	**$ 0.59**	$ 0.60	$ 0.63

Sales of $576.9 million in 2012 decreased by $11.6 million, or 2.0%, from 2011 attributable to lower EMS segment sales of $36.2 million, mostly offset by higher Components and Sensors segment sales of $24.6 million.

Sales of $588.5 million in 2011 increased by $35.9 million, or 6.5%, from 2010 attributable to higher EMS segment sales of $38.9 million, partially offset by lower Components and Sensors segment sales of $3.0 million.

Our 15 largest customers represented 50%, 48%, and 48% of sales in 2012, 2011, and 2010, respectively. In the Components and Sensors segment we continue our efforts to diversify our product offerings, including through acquisition. In the EMS segment we continue our efforts to broaden our business base, targeting customers in the defense and aerospace, industrial, and medical markets.

Gross margin in 2012 decreased by $8.5 million, or 7.7%, from 2011. The decrease in gross margin primarily resulted from approximately $18.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility and a shift from pension income to pension expense. This was partially offset by lower commodity prices and favorable segment mix as the Components and Sensors segment percent of total sales increased to 52.8% of consolidated sales from 47.6% in 2011.

Gross margin in 2011 decreased by $10.1 million, or 8.4%, from 2010 partially due to a shift in segment mix as the EMS segment's percentage of total company net sales increased to 52.4% from 48.8%. The reduction in gross margin also resulted from higher commodity and precious metal prices, unfavorable product mix, and program launch costs for new product introductions. Further, 2011 included $4.4 million of expenses and lost margin related to the flood at our Thailand facility and the fire at our Scotland facility.

Insurance recovery for business interruption due to the fire at our Scotland facility and the flood at our Thailand facility was $20.9 million in 2012 compared to $4.1 million in 2011. This recovery offsets unrealized margin on lost sales and flood-related expenses that negatively impacted our gross margin. The difference between the expenses and lost margin that negatively impacted gross margin and associated recoveries was due to timing of insurance recoveries which generally were recognized three to four months after the expenses or lost margin were realized.

SG&A expenses were $80.4 million, or 13.9% of sales, in 2012 versus $71.9 million, or 12.2% of sales, in 2011. SG&A expenses as a percentage of sales increased primarily due to the Valpey-Fisher acquisition and a shift from pension income to pension expense. SG&A expenses also include approximately $2.0 million of additional legal and CEO search costs and approximately $2.0 million of acquisition-related costs in 2012 compared to $0.3 million of additional costs in 2011.

SG&A expenses were $71.9 million, or 12.2% of sales, in 2011 versus $72.3 million, or 13.1% of sales, in 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2010-2012)

(continued)

R&D expenses were $20.9 million, or 3.6% of sales, in 2012 versus $20.0 million, or 3.4% of sales, in 2011. Approximately $0.8 million of the increase was driven by the Valpey-Fisher acquisition. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

R&D expenses were $20.0 million, or 3.4% of sales, in 2011 versus $18.3 million, or 3.3% of sales, in 2010. The increase was primarily driven by spending to continue to develop and launch new products and growth initiatives. R&D expenses were incurred by the Components and Sensors segment and were primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

A $10.3 million gain was recorded in 2012 as the result of a sale-leaseback transaction of our Singapore manufacturing facility.

Insurance recovery for property damage due to the flood at our Thailand facility was $1.8 million in 2012. Insurance recovery for property damage due to the fire at our Scotland facility was $6.1 million in 2011.

Operating earnings in 2012 were $26.7 million, compared to $25.2 million in 2011. Included in operating earnings were $8.5 million and $3.1 million of restructuring and related charges for the years ended December 31, 2012 and December 31, 2011, respectively.

Operating earnings in 2011 were $25.2 million, compared to $27.8 million in 2010, primarily due to lower gross margins, which were partially offset by insurance recoveries. Also included in operating earnings were $3.1 million and $1.7 million of restructuring and related charges for the years ended December 31, 2011 and December 31, 2010, respectively.

Interest and other income in 2012 was $0.3 million versus $1.1 million in 2011. The $0.8 million reduction was primarily due to more favorable foreign exchange gains in 2011 than in 2012 as a result of the Chinese Renminbi appreciating less in 2012 than in 2011.

Interest and other income in 2011 was $1.1 million versus $0.2 million in the same period of 2010 primarily due to $0.9 million higher foreign exchange gains in 2011, primarily due to the appreciation of the Chinese Renminbi.

The effective tax rate for 2012 was 24.5% compared to 20.4% in 2011. The increase in effective tax rate in 2012 compared to 2011 was due to a delay in receiving certain U.S. tax credits and anticipated foreign tax incentives in 2012 that we had received in 2011.

The effective tax rate for 2011 was 20.4% compared to 21.4% in 2010. The decrease in effective tax rate in 2011 compared to 2010 was primarily due to recording less tax expense in jurisdictions with higher marginal tax rates.

Net earnings of $20.3 million, or $0.59 per diluted share, in 2012 compares to $21.0 million, or $0.60 per share, in 2011.

Net earnings of $21.0 million, or $0.60 per diluted share, in 2011 compares to $22.0 million, or $0.63 per share, in 2010.

Restructuring and Restructuring-Related Charges

During December 2012, we further realigned our operations to suit our business needs. These realignment actions will result in the elimination of approximately 190 positions. We incurred approximately $3.4 million of restructuring and restructuring-related costs associated with these actions. These actions are expected to be substantially complete by the end of the first quarter of 2013. Of the restructuring and restructuring-related charges incurred, $2.4 million relates to the Components and Sensors segment and $1.0 million relates to the EMS segment.

During June 2012, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 250 positions. We incurred approximately $5.2 million of restructuring and restructuring-related costs associated with these actions. As of December 31, 2012, the restructuring actions were substantially complete. Of the restructuring and restructuring-related charges incurred, $2.1 million relates to the Components and Sensors segment and $3.1 million relates to the EMS segment.

In October 2011, we announced plans to realign certain manufacturing operations and eliminate approximately 100 net positions during the fourth quarter of 2011. We incurred approximately $2.4 million of restructuring and restructuring-related costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to our Components and Sensors segment and $0.3 million relates to our EMS segment. Restructuring actions were substantially completed at December 31, 2011.

During April 2011, we initiated restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 30 positions. These actions were substantially completed by the end of the second quarter of 2011. We incurred approximately $0.7 million of restructuring costs associated with these actions. Of the restructuring charges incurred, $0.5 million relates to our Components and Sensors segment and $0.2 million relates to our EMS segment.

In December 2010, we implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving our cost structure, resulting in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010. We incurred approximately $1.7 million of restructuring and restructuring-related costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to our Components and Sensors segment and $0.7 million relates to our EMS segment.

See Note O, "Restructuring Charges," to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair values of these assets were determined using an income approach, such as discounted cash flow analysis. Refer to Note C, "Fair Value Measurements," to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, obligations under short-term notes payable, long-term debt and interest rate swaps. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. Our long-term debt consists of a revolving credit facility. We estimated the fair value of our long-term debt to be $153.5 million, using a market approach which uses current industry information and approximates carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Similarly, the fair values of our interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. $271,000 of the fair value of these swaps is classified as a current liability and the remaining $1,336,000 is classified as a non-current liability on our Consolidated Balance Sheets. Refer to Note C, "Fair Value Measurements," to our Consolidated Financial Statements for further discussion.

Acquisitions

In December 2012, we acquired D&R Technology ("D&R"), a privately-held company located in Carol Stream, Illinois and Juarez, Mexico for approximately $63.5 million in cash. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expands our strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition will also further diversify our Components and Sensors segment and bring new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brings strong sensor design and development engineering capabilities to complement our world-class engineering team.

The D&R acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the estimated fair market values on the date of acquisition. These allocations will be finalized in 2013.

In January 2012, we acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts for approximately $14.7 million, net of cash acquired. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expands our technology, and brings strong engineering capabilities and management leadership to support strategic initiatives in the Component and Sensors' segment.

The Valpey-Fisher acquisition was accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. We determined the purchase price allocations on the acquisition based on the fair values of the assets acquired and liabilities assumed. These allocations were finalized as of December 31, 2012.

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million of cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $109.6 million at December 31, 2012, compared to $76.4 million at December 31, 2011. Total debt increased to $153.5 million on December 31, 2012 from $74.4 million on December 31, 2011, primarily to finance the D&R and Valpey-Fisher acquisitions. Total debt as a percentage of total capitalization was 36.4% at the end of 2012, compared with 22.0% at the end of 2011. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital increased $35.4 million in 2012, primarily due to an increase in cash and cash equivalents of $33.2 million and a decrease in accounts payable of $12.5 million partially offset by a decrease in inventories of $10.8 million.

Operating Activities

Net cash provided by operating activities was $41.7 million in 2012. Components of net cash provided by operating activities included net earnings of $20.3 million, depreciation and amortization expense of $19.6 million, restructuring and asset impairment charges of $6.4 million, and net changes in assets and liabilities of $1.6 million which were partially offset by a change in the prepaid pension asset of $7.4 million. The changes in assets and liabilities were primarily due to decreased inventories of $18.8 million and decreased accounts receivable of $9.5 million partially offset by decreased accounts payable and accrued liabilities of $26.5 million. Accounts receivable decreased year-over-year primarily due to timing of sales which were lower in the fourth quarter of 2012 than the fourth quarter of 2011.

Net cash provided by operating activities was $22.2 million in 2011. Components of net cash provided by operating activities included net earnings of $21.0 million and depreciation and amortization expense of $17.5 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes, net insurance recovery, and restructuring charges totaling $7.6 million, which were partially offset by net changes in assets and liabilities of $14.6 million and an increase in prepaid pension asset of $9.4 million. The changes in assets and liabilities were primarily due to increased inventories of $16.1 million and decreased accrued liabilities of $6.6 million partially offset by decreased accounts receivable of $8.3 million and increased accounts payable of $3.2 million.

Net cash provided by operating activities was $19.3 million in 2010. Components of net cash provided by operating activities included net earnings of $22.0 million and depreciation and amortization expense of $17.6 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes and restructuring and impairment charges totaling $12.8 million, which were partially offset by net changes in assets and liabilities of $24.2 million and an increase in prepaid pension asset of $8.9 million. The changes in assets and liabilities were primarily due to increased inventories of $21.9 million and increased accounts receivable of $23.7 million partially offset by increased accounts payable and accrued liabilities of $25.3 million all to support an increase in sales.

Investing Activities

Net cash used in investing activities in 2012 was $74.1 million primarily for the D&R acquisition of $63.5 million, the Valpey-Fisher acquisition of $14.7 million, net of cash acquired, and capital expenditures of $13.5 million.

Net cash used in investing activities was $16.4 million in 2011, primarily for capital expenditures of $15.6 million, capital expenditures to replace property damaged by casualty of $4.7 million and the Fordahl SA acquisition of $2.9 million, partially offset by insurance proceeds for property damage due to casualty of $6.8 million.

Net cash used in investing activities was $12.2 million in 2010, primarily for capital expenditures of $13.3 million, partially offset by proceeds of $1.5 million received primarily from the sales of an idle facility and undeveloped land.

Financing Activities

Net cash provided by financing activities in 2012 was $65.8 million, consisting primarily of a net increase in long-term debt of $79.1 million, offset by $10.4 million in treasury stock purchases and $4.8 million in dividend payments. The additional debt was primarily used to fund the D&R and Valpey-Fisher acquisitions.

Net cash used in financing activities in 2011 was $2.6 million, consisting primarily of $4.1 million in dividend payments and $3.6 million in Treasury stock purchases, offset by a net increase in long-term debt of $4.4 million. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Net cash provided by financing activities in 2010 was $15.6 million, consisting primarily of a net increase in long-term debt of $19.6 million, offset by $4.1 million in dividend payments. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Capital Resources

Refer to Note G, "Debt," to our consolidated financial statements for further discussion.

On January 10, 2012, we amended our November 18, 2010 agreement governing our unsecured revolving credit facility. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby we can expand the facility to $300 million, subject to participating banks' approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration we might pay for non-U.S.-based acquisitions, and extended the term of the revolving credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	**2012**	2011
Revolving credit facility, weighted-average interest rate of 1.8% (2012) and 1.9% (2011), due in 2017 and 2015, respectively	**$153,500**	$74,400
Less current maturities	—	—
Total long-term debt	**$153,500**	$ 74,400

There was $153.5 million outstanding under the $200 million revolving credit facility at December 31, 2012 and $74.4 million outstanding under the $150 million revolving credit facility at December 31, 2011. We had $43.9 million available under the $200 million credit facility at December 31, 2012, net of standby letters of credit of $2.6 million, and $72.8 million available under the $150 million credit facility at December 31, 2011, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30 percent per annum at December 31, 2012. The revolving credit facility requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce our borrowing availability under the revolving credit facility. We were in compliance with all debt covenants at December 31, 2012. The revolving credit facility requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving facility contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and make stock repurchases and dividend payments.

We use interest rate swaps to convert the line of credit's variable rate of interest into a fixed rate. During the second quarter of 2012, we entered into four separate interest rate swap agreements to fix interest rates on $50 million of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, we entered into four separate interest rate swap agreements to fix interest rates on $25 million of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreement will be recognized as an adjustment to interest expense for the related line of credit when settled.

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized loss of approximately $1,607,000 was recorded in Other Comprehensive Income/(Loss) for the year ended December 31, 2012. Approximately $271,000 was recorded as a current liability and $1,336,000 recorded as a non-current liability in Other Long-term Obligations on the Condensed Consolidated Balance Sheets.

As a result of the use of these derivative instruments, we are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we have a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. Our established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

In August 2012, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, we repurchased 531,695 shares at a total cost of $4.7 million or an average price of $8.87 per share under this program.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, we repurchased 574,153 shares at a total cost of $5.7 million or an average price of $9.85 per share under this program. During 2011, we repurchased 403,347 shares at a total cost of $3.6 million or an average price of $8.86 per share under this program. No repurchases were made in 2010.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our credit agreements. We believe that expected positive cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2012, are expected to have on our liquidity and cash flow in future periods:

		Payments Due by Period			
($ in millions)	Total	2013	2014-2015	2016-2017	2018-beyond
Long-term debt, including interest	$166.6	$ 3.1	$ 6.5	$157.0	$ —
Operating lease payments	24.6	6.2	9.3	3.9	5.2
Obligations related to uncertain tax positions	4.1	0.2	0.1	—	3.8
Purchase obligations	—	—	—	—	—
Retirement obligations	16.2	2.9	6.0	3.4	3.9
Total	$211.5	$12.4	$21.9	$164.3	$12.9

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs already incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, "Retirement Plans," and Note A, "Summary of Significant Accounting Policies," to our consolidated financial statements, for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2013. For plan asset allocation details, please refer to Note H, "Retirement Plans," to our consolidated financial statements. Our established asset allocation target is 60% stocks, 25% bonds, and 15% other. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2012, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to higher-than-expected market returns in our portfolio. We do not expect to make any cash contributions to the qualified U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements except for operating leases that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2013 Outlook

We anticipate full-year 2013 sales to increase in the range of 12% to 15% over 2012 and diluted earnings per share to be in the range of $0.73 to $0.78. The 2013 diluted earnings per share estimate includes approximately $0.05 per share of CEO transition-related costs. First quarter 2013 results are expected to show normal seasonality with gradual improvement during the year.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, our Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. We also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. We also have business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy is approximately $2.4 million. We also have a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that we would be reimbursed for the maximum amount of $2.4 million. Consequently, we wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, we received cash of approximately $24.6 million from our insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, we recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in our Consolidated Statements of Earnings for the year ended December 31, 2012. These recoveries reflect the final settlements with our insurance carriers.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at our Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $0.1 million deductible had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011. Consequently, as of December 31, 2011, we wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in our Consolidated Balance Sheets.

As a result of the insurance coverage, in 2011, we recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. We recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in our Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, we recovered approximately $1.1 million from our insurance carriers and recorded a recovery of $0.9 million in our Consolidated Statements of Earnings for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlements with our insurance carriers.

Recent Accounting Pronouncements

ASU 2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment"

In July 2012, the FASB issued Accounting Standards Update 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which amends the guidance in Accounting Standards Codification Topic 350-30 "Intangibles – Goodwill and Other – General Intangibles Other than Goodwill" ("ASC 350-30") on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more-likely-than-not impaired, the entity would not need to calculate the fair value of the asset. The ASU does not revise the requirement to test indefinite-lived intangible assets annually for impairment. These provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The provisions of ASU 2012-02 do not have a material impact on our consolidated financial statements.

ASU 2013-02, "Reporting of Amounts Out of Accumulated Other Comprehensive Income"

In February 2013, the FASB issued Accounting Standards Update 2013-02, "Reporting of Amounts Out of Accumulated Other Comprehensive Income," which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These provisions are effective for fiscal years beginning after December 15, 2012. The provisions of ASU 2013-02 do not have a material impact on our consolidated financial statements.

*****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation(a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, and comprehensive earnings (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CTS Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the internal control over financial reporting of CTS Corporation (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "The Report of Management on Internal Control over Financial Reporting" ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of D&R Technology (D&R), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 12 and zero percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012. As indicated in Management's Report, D&R was acquired during 2012, and therefore, management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of D&R.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework issued by COSO.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated February 25, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 25, 2013

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings

(In thousands of dollars except per share amounts)

	Year ended December 31, 2012	2011	2010
Net sales	**$576,918**	$588,506	$552,641
Costs and expenses:			
Cost of goods sold	**475,536**	478,657	432,731
Insurance recovery for business interruption — Note M	**(20,893)**	(4,082)	—
Selling, general and administrative expenses	**80,386**	71,890	72,310
Research and development expenses	**20,918**	19,990	18,313
Insurance recovery for property damage — Note M	**(1,769)**	(6,067)	—
Restructuring and impairment charge — Note O	**6,386**	2,878	1,444
Gain on sale-leaseback — Note N	**(10,334)**	—	—
Operating earnings	**26,688**	25,240	27,843
Other (expense)/income:			
Interest expense	**(2,564)**	(2,119)	(1,074)
Interest income	**1,725**	1,257	385
Other	**1,093**	1,959	872
Total other income	**254**	1,097	183
Earnings before income taxes	**26,942**	26,337	28,026
Income tax expense — Note J	**6,609**	5,370	5,988
Net earnings	**$ 20,333**	$ 20,967	$ 22,038
Net earnings per share — Note D			
Basic	**$ 0.60**	$ 0.61	$ 0.65
Diluted	**$ 0.59**	$ 0.60	$ 0.63

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Earnings/(Loss)

(In thousands of dollars except per share amounts)

	Year ended December 31, 2012	2011	2010
Net earnings	$20,333	$ 20,967	$22,038
Other comprehensive earnings/(loss):			
Cumulative translation adjustment (net of tax of $376, $51 and $1,047)	1,309	(251)	(1,715)
Defined benefit pension plans (net of tax of $3,444, $17,443 and $5,136):			
Prior service cost	367	372	476
Unrecognized (loss)/gain	(6,154)	(27,712)	6,969
Unrealized loss on cash flow hedges (net of tax of $627)	(980)	—	—
Comprehensive earnings/(loss)	$14,875	$ (6,624)	$27,768

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands of dollars except share amounts)

	December 31, 2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 109,571**	$ 76,412
Accounts receivable, less allowances (2012 — $811; 2011 — $1,100)	**89,602**	88,345
Inventories		
Finished goods	**16,267**	14,697
Work-in-process	**15,860**	20,602
Raw materials	**49,625**	57,241
Total inventories	**81,752**	92,540
Current deferred tax asset – Note J	**18,789**	14,668
Other current assets	**9,844**	11,421
Total current assets	**309,558**	283,386
Property, plant and equipment		
Land	**4,481**	2,240
Buildings and improvements	**81,040**	87,933
Machinery and equipment	**248,897**	236,272
Total property, plant and equipment	**334,418**	326,445
Accumulated depreciation	**(240,693)**	(241,585)
Net property, plant and equipment	**93,725**	84,860
Other assets		
Prepaid pension asset — Note H	**—**	4,359
Goodwill — Note E	**36,350**	500
Other intangible assets, net — Note E	**46,901**	29,886
Deferred income taxes — Note J	**73,158**	76,200
Other assets	**1,484**	1,624
Total other assets	**157,893**	112,569
Total Assets	**$ 561,176**	$ 480,815
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 67,970**	$ 80,468
Accrued salaries, wages and vacation	**14,080**	15,953
Income taxes payable	**2,493**	2,975
Other accrued liabilities	**30,483**	24,841
Total current liabilities	**115,026**	124,237
Long-term debt — Note G	**153,500**	74,400
Long-term portion – interest rate swap	**1,336**	—
Other long-term obligations — Notes H and J	**23,556**	18,881
Contingencies — Note M	**—**	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued	**—**	—
Common stock — authorized 75,000,000 shares without par value; 55,263,082 issued at December 31, 2012 and 54,790,110 issued at December 31, 2011	**291,512**	287,661
Additional contributed capital	**40,008**	39,161
Retained earnings	**367,800**	352,205
Accumulated other comprehensive loss	**(120,604)**	(115,146)
	578,716	563,881
Cost of common stock held in treasury (2012 — 21,829,954 and 2011—20,724,106 shares — Note K)	**(310,958)**	(300,584)
Total shareholders' equity	**267,758**	263,297
Total Liabilities and Shareholders' Equity	**$ 561,176**	$ 480,815

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands of dollars)

	Year ended December 31, 2012	2011	2010
Cash flows from operating activities:			
Net earnings	**$ 20,333**	$ 20,967	$ 22,038
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**19,615**	17,548	17,565
Prepaid pension asset — Note H	**(7,432)**	(9,363)	(8,935)
Amortization of retirement benefit adjustments — Note H	**6,918**	5,045	4,795
Equity-based compensation — Note I	**4,099**	3,746	4,035
Deferred income taxes — Note J	**(201)**	1,166	2,577
Restructuring charge — Note O	**6,386**	2,878	1,444
Gain on sale-leaseback transaction — Note N	**(10,334)**	—	—
Insurance recovery for business interruption and property damage — casualties	**(22,662)**	(10,149)	—
Insurance proceeds for business interruption and property damage other than property, plant and equipment — casualty	**23,353**	4,934	—
Changes in assets and liabilities, net of effects from acquisitions			
Accounts receivable	**9,500**	8,345	(23,665)
Inventories	**18,832**	(16,131)	(21,878)
Accounts payable	**(17,519)**	3,171	22,186
Accrued liabilities	**(8,958)**	(6,607)	2,474
Income taxes payable	**(7)**	(876)	641
Other	**(269)**	(2,483)	(3,953)
Total adjustments	**21,321**	1,224	(2,714)
Net cash provided by operations	**41,654**	22,191	19,324
Cash flows from investing activities:			
Proceeds from sale of assets	**499**	33	1,537
Capital expenditures	**(13,464)**	(15,574)	(13,271)
Capital expenditures to replace property, plant and equipment damaged in casualties	**(2,859)**	(4,733)	—
Insurance proceeds for property, plant and equipment damaged in casualties	**2,250**	6,767	—
Payment for acquisitions, net of cash acquired — Note B	**(78,189)**	(2,889)	—
Earnout payments related to 2008 acquisition	—	—	(500)
Proceeds from sale-leaseback transaction	**17,678**	—	—
Net cash used in investing activities	**(74,085)**	(16,396)	(12,234)
Cash flows from financing activities:			
Borrowings of long-term debt	**5,540,700**	1,967,000	3,493,419
Payments of long-term debt	**(5,461,600)**	(1,962,600)	(3,473,819)
Borrowings of short-term notes payable	**2,271**	3,103	3,515
Payments of short-term notes payable	**(2,271)**	(3,103)	(3,515)
Purchase of treasury stock	**(10,374)**	(3,575)	—
Dividends paid	**(4,759)**	(4,119)	(4,089)
Exercise of stock options	**1,679**	472	131
Other	**160**	206	(89)
Net cash provided by /(used in) financing activities	**65,806**	(2,616)	15,553
Effect of exchange rate changes on cash	**(216)**	(82)	(495)
Net increase in cash and cash equivalents	**33,159**	3,097	22,148
Cash and cash equivalents at beginning of year	**76,412**	73,315	51,167
Cash and cash equivalents at end of year	**$ 109,571**	$ 76,412	$ 73,315
Supplemental cash flow information			
Cash paid during the year for:			
Interest	**$ 2,258**	$ 1,763	$ 926
Income taxes — net	**$ 6,786**	$ 4,730	$ 3,770

Supplemental schedule of non-cash investing and financing activities:

Refer to Note B, "Acquisitions," for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Earnings/ (Loss)	Treasury Stock	Total
Balances at January 1, 2010	$282,491	$37,675	$317,582	$ (93,285)	$(297,009)	$247,454
Net earnings			22,038			22,038
Cumulative translation adjustment, net of tax of $1,047				(1,715)		(1,715)
Other comprehensive income, net of tax of $5,136						
Prior service costs				476		476
Unrecognized gain				6,969		6,969
Cash dividends of $0.12 per share			(4,096)			(4,096)
Issued 17,500 shares on vesting of stock option — net	131					131
Issued 286,129 shares on vesting of restricted stock units	2,893	(3,885)				(992)
Tax cost on vesting of restricted stock units		(50)				(50)
Stock compensation		4,035				4,035
Balances at December 31, 2010	$285,515	$37,775	$335,524	$ (87,555)	$(297,009)	$274,250
Net earnings			20,967			20,967
Cumulative translation adjustment, net of tax of $51				(251)		(251)
Other comprehensive income, net of tax of $17,443						
Prior service costs				372		372
Unrecognized loss				(27,712)		(27,712)
Cash dividends of $0.125 per share			(4,286)			(4,286)
Acquired 403,347 shares for treasury stock					(3,575)	(3,575)
Issued 59,263 shares on exercise of stock options — net	472					472
Issued 213,287 shares on vesting of restricted stock units	1,674	(2,566)				(892)
Tax benefit on vesting of restricted stock units		206				206
Stock compensation		3,746				3,746
Balances at December 31, 2011	$287,661	$39,161	$352,205	$(115,146)	$(300,584)	$263,297
Net earnings			20,333			20,333
Cumulative translation adjustment, net of tax of $376				1,309		1,309
Unrealized loss on cash flow hedges, net of tax of $627				(980)		(980)
Other comprehensive income, net of tax of $3,444						
Prior service costs				367		367
Unrecognized loss				(6,154)		(6,154)
Cash dividends of $0.14 per share			(4,738)			(4,738)
Acquired 1,105,848 shares for treasury stock					(10,374)	(10,374)
Issued 197,480 shares on exercise of stock options — net	1,679	(6)				1,673
Issued 275,492 shares on vesting of restricted stock units	2,172	(3,430)				(1,258)
Tax benefit on vesting of restricted stock units		184				184
Stock compensation		4,099				4,099
Balances at December 31, 2012	**$291,512**	**$40,008**	**$367,800**	**$(120,604)**	**$(310,958)**	**$267,758**

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. Refer to Note B, "Acquisitions," for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America ("U.S") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the United Kingdom ("U.K.") subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. CTS' Consolidated Statements of Earnings include approximately $0.8 million of foreign currency gain for the year ended December 31, 2012, $1.6 million of foreign currency gain for the year ended December 31, 2011 and $0.7 million of foreign currency gain for the year ended December 31, 2010.

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings/(loss)" component of shareholders' equity. Consolidated Statement of Earnings accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, unrealized loss on cash flow hedges and net earnings, and are reported in the "Consolidated Statements of Accumulated Other Comprehensive Earnings/(Loss)."

The table below shows the components of accumulated other comprehensive earnings/(loss) at December 31:

($ in thousands)	**2012**	2011
Accumulated translation, net of tax	**$ 1,219**	$ (90)
Unrealized loss on cash flow hedges, net of tax	**(980)**	—
Unrecognized amounts relating to benefit plans, net of tax:		
Net loss	**(120,164)**	(114,010)
Prior service costs	**(679)**	(1,046)
Accumulated other comprehensive loss	**$(120,604)**	$(115,146)

Revenue Recognition: Substantially all of CTS' revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed or determinable and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with certain distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net sales. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Concentration of Credit Risk: Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2012, December 31, 2011 and December 31, 2010. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development ("R&D") costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes. Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives or construction of prototypes. CTS expenses all research and development costs as incurred, net of customer reimbursements for sales of prototype and non-recurring engineering charges.

CTS creates prototypes and tools related to R&D projects. A prototype is defined as a non-production intent constructed product. CTS also incurs engineering costs related to R&D activities. Such costs are incurred to support such activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop innovative products that meet customer requirements for new applications. Furthermore, CTS may engage in activities that develop tooling machinery and equipment for its customers.

CTS may, from time to time, partially recover costs related to these activities from the customer. Any reimbursements received from customers are netted against such costs. The total amount received for the years ended December 31, 2012, 2011 and 2010 are $3.2 million, $2.5 million and $2.2 million, respectively.

Earnings Per Share: Basic earnings per share excludes any dilution and is computed by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings per share. Refer also to Note D, "Earnings Per Share."

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings. CTS had stock options and restricted stock units outstanding at December 31, 2012. Refer to Note I, "Equity-Based Compensation," for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings.

The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparative group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Both CTS' stock options and restricted stock units primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash and Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. Cash includes cash held in domestic and foreign bank accounts. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, CTS considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a "more-likely-than-not" criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the "more-likely-than-not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, "Income Taxes."

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings. Depreciation expense was $16.6 million, $14.9 million and $15.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the undiscounted future cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value. Refer to Note C, "Fair Value Measurements," for further discussion.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company's statement of financial position; (2) recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Refer to Note H, "Retirement Plans."

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. No impairment was recorded for the years ended December 31, 2012, 2011 and 2010.

CTS does not amortize indefinite-lived intangibles, but tests it for impairment annually and when an impairment triggering event occurs using a fair value approach at the reporting unit level. For the year ended December 31, 2012, CTS wrote-off $30,000 of in-process research and development costs to the Consolidated Statements of Earnings as the in-process research and development costs related to that project was eliminated.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of customer list intangibles acquired in the Tusonix, Inc. ("Tusonix"), Orion Manufacturing Inc. ("Orion"), Fordahl S.A. ("Fordahl"), Valpey-Fisher Corporation ("Valpey-Fisher") and D&R Technologies ("D&R") acquisitions, which are amortized using a double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, "Intangible Assets," and Note C, "Fair Value Measurements," for further discussion.

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable, long-term debt, and interest rate swaps. CTS' long-term debt consists of a revolving credit facility. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $153.5 million, which approximates its carrying value. There is a ready market for CTS' revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of CTS' interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. Refer to Note C, "Fair Value Measurements," for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company's long-term debt that are being amortized using the straight-line method over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.3 million in 2012, $0.2 million in 2011, and $0.1 million in 2010 and is included in interest expense in the accompanying Consolidated Statements of Earnings.

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. CTS purchased 1,105,848 and 403,347 shares of its common stock for approximately $10.4 and $3.6 million during the years ended December 31, 2012 and 2011, respectively. Refer to Note K, "Treasury Stock," for further discussion.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2012.

Recent Accounting Pronouncements

ASU 2012-02 "Testing Indefinite-Lived Intangible Assets for Impairment"

In July 2012, the FASB issued Accounting Standards Update 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" ("ASU 2012-02"), which amends the guidance in Accounting Standards Codification Topic 350-30 "Intangibles – Goodwill and Other – General Intangibles Other than Goodwill" ("ASC 350-30") on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under ASU 2012-02, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more-likely-than-not impaired, the entity would not need to calculate the fair value of the asset. The ASU does not revise the requirement to test indefinite-lived intangible assets annually for impairment. These provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The provisions of ASU 2012-02 do not have a material impact on CTS' consolidated financial statements.

ASU 2013-02, "Reporting of Amounts Out of Accumulated Other Comprehensive Income"

In February 2013, the FASB issued Accounting Standards Update 2013-02, "Reporting of Amounts Out of Accumulated Other Comprehensive Income," which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. These provisions are effective for fiscal years beginning after December 15, 2012. The provisions of ASU 2013-02 do not have a material impact on CTS consolidated financial statements.

NOTE B — Acquisitions

In December 2012, CTS acquired D&R Technology ("D&R"), a privately-held company located in Carol Stream, Illinois and Juarez, Mexico for $63.5 million. D&R is a leading manufacturer of custom designed sensors, switches and electromechanical assemblies primarily serving the automotive light-vehicle market. This acquisition expands CTS' strategic automotive sensor product platform with new customers and a broader product portfolio. The acquisition will also further diversify CTS' Components and Sensors segment and bring new growth opportunities from sensor applications for safety systems and vehicle chassis management. Additionally, D&R brings strong sensor design and development engineering capabilities to complement CTS' world-class engineering team.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

($ in thousands)	Estimated Fair Values At December 21, 2012
Current assets	$14,099
Property, plant and equipment	8,635
Goodwill	28,185
Amortizable intangible assets	16,873
In-process research and development	500
Other assets	678
Fair value of assets acquired	68,970
Less fair value of liabilities acquired	(5,470)
Net cash paid	$63,500

Included in current assets is the fair value of accounts receivable of $7,953,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company's acquisition of the business and the assembled workforce of the acquired business. The goodwill is deductible for tax purposes over a 15-year period.

The following table summarizes the net sales and earnings before income taxes of D&R that is included in CTS' Condensed Consolidated Statements of Earnings since the acquisition date, December 21, 2012, which is included in the consolidated statement of earnings for the twelve months ended December 31, 2012:

($ in thousands)	December 31, 2012
Net Sales	$ 280
Loss before income taxes	$(1,168)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table summarizes the combined net sales and earnings before income taxes of CTS and D&R on a pro forma basis as if the acquisition date had occurred on January 1, 2011:

($ in thousands)	December 31, 2012 (Unaudited Proforma)	December 31, 2011 (Unaudited Proforma)
Net Sales	$626,784	$636,602
Earnings before income taxes	$ 29,506	$ 26,586

The D&R acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determines the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. The allocations for goodwill and other intangible assets is based on historical experience and third party evaluation. The allocations pertaining to goodwill and other intangible assets will be finalized in 2013.

In January 2012, CTS acquired 100% of the common stock of Valpey-Fisher, a publicly held company located in Hopkinton, Massachusetts for approximately $18.3 million. Valpey-Fisher is a recognized technology leader in the design and manufacture of precision frequency crystal oscillators. This acquisition expands CTS' technology, and brings strong engineering capabilities and management leadership to support the Company's strategic initiatives in CTS' Component and Sensors' segment.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

($ in thousands)	Fair Values At January 23, 2012
Current assets	$ 9,530
Property, plant and equipment	6,231
Goodwill	7,665
Amortizable intangible assets	2,420
In-process research and development	400
Other assets	231
Fair value of assets acquired, including $3,578 cash acquired	26,477
Less fair value of liabilities acquired	(8,210)
Net assets acquired	18,267
Cash acquired	(3,578)
Net cash paid	$14,689

Included in current assets is the fair value of accounts receivable of $2,479,000. Goodwill recorded in connection with the above acquisition is primarily attributable to the synergies expected to arise after the Company's acquisition of the business and the assembled workforce of the acquired business. None of the goodwill is deductible for tax purposes.

The following table summarizes the net sales and earnings before income taxes of Valpey-Fisher that is included in CTS' Condensed Consolidated Statements of Earnings since the acquisition date, January 23, 2012, which is included in the consolidated statement of earnings for the twelve months ended December 31, 2012:

($ in thousands)	December 31, 2012
Net Sales	$15,191
Earnings before income taxes	$ 1,123

The following table summarizes the combined net sales and earnings before income taxes of CTS and Valpey-Fisher on a pro forma basis as if the acquisition date had occurred on January 1, 2011:

($ in thousands)	December 31, 2012 (Unaudited Proforma)	December 31, 2011 (Unaudited Proforma)
Net Sales	$578,034	$603,918
Earnings before income taxes	$ 27,603	$ 25,548

The Valpey-Fisher acquisition was accounted for using the acquisition method of accounting whereby the total purchase price is allocated to tangible and intangible assets and liabilities based on the fair market values on the date of acquisition. CTS determines the purchase price allocations on the acquisition based on the fair values of the assets acquired and liabilities assumed. These allocations were finalized as of December 31, 2012.

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl, a privately held company located in Brugg, Switzerland. This business was acquired for approximately $2.9 million, net of cash acquired. The assets acquired include inventory, accounts receivable, leasehold improvements, machinery and equipment, and certain intangible assets.

The Fordahl product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line expanded CTS' frequency product portfolio from clock and crystals to highly-engineered precision ovenized oscillators. This acquisition added new customers and opened up new market opportunities for CTS.

The Fordahl acquisition was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. CTS determined the purchase price allocations on the acquisition based on estimates of the fair values of the assets acquired and liabilities assumed. CTS finalized the purchase price allocation at December 31, 2011.

NOTE C — Fair Value Measurements

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below the carrying amount. As a first step, CTS evaluated certain qualitative factors such as general market, macro-economic conditions, entity-specific events and overall past and projected financial performance of its business operations that could affect CTS' recorded goodwill.

If it is determined in the first step that it is more-likely-than-not that goodwill may be impaired, then a two-step method is applied. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis-income approach and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

After performing the first step, CTS concluded that it was not necessary to perform the two-step impairment test described in the earlier paragraph because it was not more-likely-than-not that the fair value of CTS' goodwill is less than its carrying value.

The table below summarizes the non-financial assets that were recorded as of December 31, 2012 and the losses recorded during the period ended December 31, 2012 on those assets:

($ in thousands) Description	Carrying Value at December 31, 2012	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2012
Goodwill	$36,350	$—	$—	$36,350	$ —
Intangible assets, other than goodwill	$46,901	$—	$—	$46,901	—
Long-lived assets	$93,725	$—	$—	$93,725	(2,538)

CTS recorded an impairment charge of approximately $2,538,000 in 2012 under "Restructuring and Impairment Charge" on the Company's Consolidated Statement of Earnings. The impairment charge was primarily based on fair value information obtained from outside appraisers and management's estimate of net realizable value on assets no longer utilized.

The following table reconciles the beginning and ending balances of CTS' goodwill for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Components and Sensors	EMS	Total
Balance at January 1, 2011	$ —	$500	$ 500
2011 activity	—	—	—
Balance at December 31, 2011	—	500	500
Goodwill recorded in Valpey-Fisher acquisition — Note B, "Acquisitions"	7,665	—	7,665
Goodwill recorded in D&R acquisition — Note B, "Acquisitions"	28,185	—	28,185
Balance at December 31, 2012	$35,850	$500	$36,350

See Note E, "Intangible Assets," for further discussion.

The following table reconciles the beginning and ending balances of CTS' intangible assets, other than goodwill for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Total
Balance at January 1, 2011	$31,432
2011 addition — Note B	1,060
2011 amortization expense	(2,606)
Balance at December 31, 2011	29,886
2012 addition – Valpey-Fisher acquisition (Note B)	2,820
2012 addition – D&R acquisition (Note B)	17,373
Backlog-related expense	(150)
2012 amortization expense	(3,028)
Balance at December 31, 2012	$46,901

See Note E, "Intangible Assets," for further discussion.

The following table reconciles the beginning and ending balances of CTS' long-lived assets for the periods ended December 31, 2012 and December 31, 2011:

($ in thousands)	Total
Balance at January 1, 2011	$ 78,213
Capital expenditures	15,574
Capital expenditures to replace property, plant & equipment damaged in Scotland fire	4,733
Fixed assets acquired in Fordahl acquisition — Note B	2,141
Depreciation expense	(14,942)
Fixed assets written off due to Thailand flood	(427)
Disposals and write-offs	(223)
Foreign exchange impact and other	(209)
Balance at December 31, 2011	$ 84,860
Capital expenditures	13,464
Capital expenditures to replace property, plant & equipment damaged in Thailand flood	2,859
Fixed assets acquired in Valpey-Fisher acquisition — Note B	6,231
Fixed assets acquired in D&R acquisition — Note B	8,635
Depreciation expense	(16,587)
Impairment charges	(2,538)
Disposals	(2,797)
Transfers to asset held for sale	(350)
Foreign exchange impact and other	(52)
Balance at December 31, 2012	$ 93,725

The table below summarizes the financial liability that was measured at carrying value, which approximates fair value on a recurring basis as of December 31 2012:

($ in thousands) Description	Carrying Value at December 31, 2012	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2012
Interest rate swap	$1,607	$—	$1,607	$—	$—

The fair value of CTS' interest rate swaps were measured using a market approach which uses current industry information. There is a readily determinable market and these swaps are classified within level 2 of the fair value hierarchy. $271,000 of the fair value of these swaps is classified as a current liability and the remaining $1,336,000 is classified as a non-current liability on CTS' Consolidated Balance Sheets.

CTS' long-term debt consists of a revolving debt facility. There is a readily determinable market for CTS' revolving credit debt and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. The fair value of long-term debt was measured using a market approach which uses current industry information and approximates carrying value.

NOTE D — Earnings Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted earnings per share ("EPS") computations. Basic earnings per share is calculated using the weighted average number of common shares outstanding as the denominator and net earnings as the numerator. Diluted earnings per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. All anti-dilutive shares are excluded from the computation of diluted earnings per share.

The calculations below provide net earnings, average common shares outstanding, and the resultant earnings per share for both basic and diluted EPS for the years ended December 31, 2012, 2011, and 2010.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2012			
Basic EPS	$20,333	33,922	$0.60
Effect of dilutive securities:			
Equity-based compensation plans	—	601	
Diluted EPS	$20,333	34,523	$0.59
2011			
Basic EPS	$20,967	34,321	$0.61
Effect of dilutive securities:			
Equity-based compensation plans	—	685	
Diluted EPS	$20,967	35,006	$0.60
2010			
Basic EPS	$22,038	34,090	$0.65
Effect of dilutive securities:			
Equity-based compensation plans	—	759	
Diluted EPS	$22,038	34,849	$0.63

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2012, 2011, and 2010 diluted earnings per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

(Number of shares in thousands)	Year ended December 31, **2012**	2011	2010
Stock options	**346**	539	587

NOTE E — Intangible Assets

CTS has the following intangible assets as of December 31:

	2012		2011	
($ in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer lists/ relationships	**$ 70,002**	**$(25,084)**	$51,424	$(22,390)
Patents	**10,319**	**(10,319)**	10,319	(10,319)
Other intangibles	**1,835**	**(672)**	1,220	(368)
Total	**82,156**	**(36,075)**	62,963	(33,077)
In-process research & development	**820**	**—**	—	—
Goodwill	**36,350**	**—**	500	—
Total net intangible assets	**$119,326**	**$(36,075)**	$63,463	$(33,077)

Of the net intangible assets excluding goodwill and in-process research and development at December 31, 2012, $41.1 million relates to the Components and Sensors segment and $5.0 million relates to the EMS segment. The in-process research and development intangible at December 31, 2012 relates to the Components and Sensors Segment. Of the goodwill at December 31, 2012, $35.9 million relates to Components and Sensors segment and $0.5 million relates to the EMS segment. The goodwill at December 31, 2011 relates to the EMS segment.

CTS recorded amortization expense of $3.0 million, $2.6 million, and $2.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 11.9 years. The weighted average remaining amortization period for customer lists/

relationships is 12.2 years and for the other intangibles is 3.2 years. CTS estimates remaining amortization expense of $5.6 million in 2013, $4.9 million in 2014, $4.5 million in 2015, $4.1 million in 2016, $4.0 million in 2017 and $23.0 million thereafter.

NOTE F — Notes Payable

CTS had line of credit arrangements of $14.4 million and $13.7 million at December 31, 2012 and 2011, respectively. No amount was outstanding at December 31, 2012 and 2011. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2012 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 4.25% in 2012 and 2.28% in 2011.

NOTE G — Debt

On January 10, 2012, CTS amended its November 18, 2010 unsecured revolving credit facility. This amendment provided for an increase in the revolving credit facility to $200 million and increased the accordion feature, whereby CTS can expand the facility to $300 million, subject to participating banks' approval. Additionally, among other covenants, the amendment reduced the applicable margin by 25 basis points, increased the total consideration the Company may pay for non-U.S.-based acquisitions, and extended the term of the credit facility through January 10, 2017.

Long-term debt was comprised of the following at December 31:

($ in thousands)	**2012**	2011
Revolving credit facility, weighted-average interest rate of 1.8% (2012) and 1.9% (2011), due in 2017 and 2015, respectively	**$153,500**	$74,400
Less current maturities	—	—
Total long-term debt	**$153,500**	$74,400

There was $153.5 million outstanding under the $200 million revolving credit facility at December 31, 2012 and $74.4 million outstanding under the $150 million revolving credit facility at December 31, 2011. The Company had $43.9 million available under the $200 million credit facility at December 31, 2012, net of standby letters of credit of $2.6 million, and $72.8 million available under the $150 million credit facility at December 31, 2011, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit facility fluctuate based upon the London Interbank Offered Rate and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit facility. The commitment fee varies based on the quarterly leverage ratio and was 0.30 percent per annum at December 31, 2012. The revolving credit facility requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit facility. CTS was in compliance with all debt covenants at December 31, 2012. The revolving credit facility requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit facility contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and make stock repurchases and dividend payments.

CTS uses interest rate swaps to convert the line of credit's variable rate of interest into a fixed rate. During the second quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $50 million of long-term debt for the periods January 2013 to January 2017. In the third quarter of 2012, CTS entered into four separate interest rate swap agreements to fix interest rates on $25 million of long-term debt for the periods January 2013 to January 2017. The difference to be paid or received under the terms of the swap agreement will be recognized as an adjustment to interest expense for the related line of credit when settled.

These swaps are treated as cash flow hedges and consequently, the changes in fair value were recorded in Other Comprehensive Income. An unrealized loss of approximately $1,607,000 was recorded in Other Comprehensive Income/(Loss) for the year ended December 31, 2012. Approximately $271,000 was recorded as a current liability and $1,336,000 recorded as a non-current liability in Other Long-term Obligations on the Consolidated Balance Sheets. The balance recorded as a current liability is expected to be reclassified into earnings in 2013 based on the prevailing interest rate at December 31, 2012.

As a result of the use of these derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors. CTS' established policies and procedures for mitigating credit risk on principal transactions include reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

NOTE H — Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 11% of its active employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees' years of service and compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost.

The measurement date for the Pension Plans for the Company's domestic and foreign locations was December 31, 2012 and 2011. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans domestic and foreign locations plan at that measurement date.

($ in thousands)	Domestic Pension Plans 2012	Domestic Pension Plans 2011	Foreign Pension Plans 2012	Foreign Pension Plans 2011
Accumulated benefit obligation	**$269,657**	$244,776	**$15,207**	$13,308
Change in projected benefit obligation:				
Projected benefit obligation at January 1	**$253,574**	$230,366	**$14,335**	$14,414
Service cost	**2,735**	2,749	**125**	141
Interest cost	**11,935**	12,246	**571**	598
Benefits paid	**(17,106)**	(12,684)	**(661)**	(989)
Actuarial loss	**23,359**	20,897	**1,190**	369
Foreign exchange impact and other	—	—	**660**	(198)
Projected benefit obligation at December 31	**$274,497**	$253,574	**$16,220**	$14,335
Change in plan assets:				
Assets at fair value at January 1	**$248,630**	$266,520	**$11,476**	$11,004
Actual return on assets	**30,067**	(5,339)	**456**	94
Company contributions	**4,031**	133	**1,563**	1,509
Benefits paid	**(17,106)**	(12,684)	**(661)**	(989)
Foreign exchange impact and other	—	—	**535**	(142)
Assets at fair value at December 31	**$265,622**	$248,630	**$13,369**	$11,476
Funded status (plan assets less projected benefit obligations)	**$ (8,875)**	$ (4,944)	**$ (2,851)**	$ (2,859)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The measurement date for the other post retirement plan was December 31, 2012 and 2011. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the other post retirement plan at that measurement date.

($ in thousands)	Other Postretirement Benefit Plan **2012**	2011
Accumulated benefit obligation	**$ 5,665**	$ 5,365
Change in projected benefit obligation:		
Projected benefit obligation at January 1	**$ 5,366**	$ 5,395
Service cost	**9**	15
Interest cost	**255**	287
Actuarial loss/(gain)	**226**	(141)
Benefits paid	**(190)**	(190)
Projected benefit obligation at December 31	**$ 5,666**	$ 5,366
Change in plan assets:		
Assets at fair value at January 1	**$ —**	$ —
Actual return on assets	**—**	—
Company contributions	**190**	190
Benefits paid	**(190)**	(190)
Other	**—**	—
Assets at fair value at December 31	**$ —**	$ —
Funded status (plan assets less projected benefit obligations)	**$(5,666)**	$(5,366)

The components of the prepaid (accrued) cost of the domestic and foreign pension plans, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

($ in thousands)	Domestic Pension Plans **2012**	2011	Foreign Pension Plans **2012**	2011
Prepaid pension asset	**$ —**	$ 4,359	**$ —**	$ —
Other accrued liabilities	**(967)**	(3,761)	**—**	—
Other long-term obligations	**(7,908)**	(5,542)	**(2,851)**	(2,859)
	$(8,875)	$(4,944)	**$(2,851)**	$(2,859)

The components of the prepaid (accrued) cost of the other postretirement benefit plan, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

($ in thousands)	**Other Postretirement Benefit Plan 2012**	2011
Other accrued liabilities	**$ (361)**	$ (355)
Other long-term obligations	**(5,305)**	(5,011)
	$(5,666)	$(5,366)

CTS has also recorded the following amounts to Accumulated Other Comprehensive Loss for the domestic and foreign pension plans at December 31, 2012:

	Domestic Pension Plans			**Foreign Pension Plans**		
($ in thousands)	**Unrecognized Loss**	**Prior Service Cost**	**Total**	**Unrecognized Loss**	**Prior Service Cost**	**Total**
Balance at January 1, 2012	**$110,801**	**$1,046**	**$111,847**	**$3,632**	**$—**	**$3,632**
Amortization of retirement benefits, net of tax	**(3,684)**	**(367)**	**(4,051)**	**(236)**	**—**	**(236)**
Reclassification adjustments, net of tax	**8,816**	**—**	**8,816**	**922**	**—**	**922**
Foreign exchange impact	**—**	**—**	**—**	**174**	**—**	**174**
Balance at December 31, 2012	**$115,933**	**$ 679**	**$116,612**	**$4,492**	**$—**	**$4,492**

CTS has also recorded the following amounts to Accumulated Other Comprehensive loss for other postretirement benefit plan at December 31, 2012:

	Other Postretirement Benefit Plan		
($ in thousands)	**Unrecognized (Gain)**	**Prior Service Cost**	**Total**
Balance at January 1, 2012	**$(423)**	**$—**	**$(423)**
Amortization of retirement benefits, net of tax	**24**	**—**	**24**
Reclassification adjustments, net of tax	**138**	**—**	**138**
Balance at December 31, 2012	**$(261)**	**$—**	**$(261)**

CTS expects to recognize, on a pre-tax basis, approximately \$8.1 million of losses and \$0.6 million of prior service costs in 2013 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2013.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	**2012**	2011
Projected benefit obligation	**$22,471**	$23,638
Accumulated benefit obligation	**21,022**	19,018
Fair value of plan assets	**13,369**	11,476

Net pension expense/(income) for the years ended in December 31 include the following components:

($ in thousands)	Domestic Pension Plans 2012	2011	2010	Foreign Pension Plans 2012	2011	2010
Service cost	**$ 2,735**	$ 2,749	$ 2,824	**$ 125**	$ 141	$ 159
Interest cost	**11,935**	12,246	12,654	**571**	598	623
Expected return on plan assets[1]	**(21,506)**	(23,665)	(23,777)	**(445)**	(573)	(560)
Amortization of unrecognized:						
Prior service cost	**605**	611	816	**—**	—	—
Loss/(gain)	**6,062**	4,164	3,686	**296**	275	293
Additional cost due to early retirement	**282**	670	234	**—**	—	—
Net expense/(income)	**$ 113**	$ (3,225)	$ (3,563)	**$ 547**	$ 441	$ 515
Weighted-average actuarial assumptions[2]						
Benefit obligation assumptions:						
Discount rate	**4.06%**	4.91%	5.51%	**3.46%**	3.93%	4.31%
Rate of compensation increase	**3.00%**	3.00%	4.18%	**0.69%**	0.77%	0.75%
Pension expense/(income) assumptions:						
Discount rate	**4.91%**	5.51%	5.80%	**3.86%**	4.38%	4.53%
Expected return on plan assets[1]	**8.00%**	8.50%	8.50%	**3.00%**	3.60%	5.22%
Rate of compensation increase	**3.00%**	4.18%	4.18%	**0.72%**	0.72%	0.75%

(1) Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

(2) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

Net postretirement expense for the years ended in December 31 include the following components:

($ in thousands)	Other Postretirement Benefit Plan 2012	2011	2010
Service cost	**$ 9**	$ 15	$ 14
Interest cost	**255**	287	300
Amortization of unrecognized:			
Loss/(gain)	**(40)**	(5)	—
Net (income)/expense	**$ 224**	$ 297	$ 314
Weighted-average actuarial assumptions[1]			
Benefit obligation assumptions:			
Discount rate	**4.06%**	4.91%	5.51%
Rate of compensation increase	**—%**	—%	—%
Pension income/postretirement Expense assumptions:			
Discount rate	**4.91%**	5.51%	5.80%
Rate of compensation increase	**—%**	—%	—%

(1) During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS' pension and postretirement obligations is based on market conditions at December 31, 2012, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans' projected benefit payments based on the plan participants' service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2012 pension income and postretirement expense for CTS' pension and postretirement plans is based on market conditions at December 31, 2011 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS' pension plan asset allocation at December 31, 2012 and 2011, and target allocation for 2013 by asset category are as follows:

Asset Category	Target Allocations 2013	Percentage of Plan Assets at December 31, 2012	2011
Equity securities[1]	60%	**62%**	63%
Debt securities	25%	**24%**	31%
Other	15%	**14%**	6%
Total	100%	**100%**	100%

(1) Equity securities include CTS common stock in the amounts of approximately 15.6 million (6% of total plan assets) at December 31, 2012 and approximately $13.4 million (5% of total plan assets) at December 31, 2011.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The following table summarizes the fair values of CTS' pension plan assets at December 31:

($ in thousands)	**2012**	2011
Equity securities — U.S. holdings	**$143,215**	$134,054
Equity securities — Non-U.S. holdings	**29,153**	28,166
Corporate Bonds	**51,009**	57,569
Cash and cash equivalents	**10,827**	11,806
International hedge fund	**10,395**	—
Debt securities issued by U.S., state and local governments	**10,117**	17,351
Long-biased hedge fund	**9,937**	—
Partnerships	**6,330**	3,586
Mortgage-backed securities	**6,139**	6,036
Fixed annuities	**1,681**	1,538
Other asset-backed securities	**188**	—
Total fair value of plan assets	**$278,991**	$260,106

The fair values at December 31, 2012 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities — U.S. holdings[1]	$143,215	$ —	$ —	$143,215
Equity securities — Non-U.S. holdings[1]	29,153	—	—	29,153
Corporate Bonds[2]	—	51,009	—	51,009
Cash and cash equivalents[3]	10,827	—	—	10,827
International hedge fund[4]	—	—	10,395	10,395
Debt securities issued by U.S., state and local governments[5]	—	10,117	—	10,117
Long-biased hedge fund[6]	—	—	9,937	9,937
Partnerships[7]	—	—	6,330	6,330
Mortgage-backed securities[8]	—	6,139	—	6,139
Fixed annuity contracts[9]	—	—	1,681	1,681
Other asset-backed securities	—	188	—	188
Total	**$183,195**	**$67,453**	**$28,343**	**$278,991**

The fair values at December 31, 2011 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities — U.S. holdings[1]	$134,054	$ —	$ —	$134,054
Equity securities — Non-U.S. holdings[1]	28,166	—	—	28,166
Corporate Bonds [2]	—	57,569	—	57,569
Debt securities issued by U.S., state and local governments [5]	—	17,351	—	17,351
Cash and cash equivalents [3]	11,806	—	—	11,806
Mortgage-backed securities [8]	—	6,036	—	6,036
Partnerships [7]	—	—	3,586	3,586
Fixed annuity contracts[9]	—	—	1,538	1,538
Total	**$174,026**	**$80,956**	**$5,124**	**$260,106**

(1) Comprised of common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan's investment objectives, which are to provide for a reasonable amount of long-term growth of capital without undue exposure to volatility, and protect the assets from erosion of purchasing power.

(2) Comprised of investment grade securities in various industries.

(3) Comprised of investment grade short-term investment funds.

(4) This hedge fund allocates its capital across several direct hedge-fund organizations. This fund invests with hedge funds that employ "non-directional" strategies. These strategies do not require the direction of the markets to generate returns. The majority of these hedge funds generate returns by the occurrence of key events such as bankruptcies, mergers, spin-offs, etc.

(5) Comprised of investment grade securities that are backed by the U.S., state or local governments.

(6) The hedge fund manager utilizes fundamental research and invest in equities both long (seeking price appreciation) and short (expectation that the stock will fall) instruments.

(7) Comprised of partnerships that invest in various U.S. industries.

(8) Comprised of investment grade securities in which approximately $4.9 million and $4.4 million is backed by the U.S. government for the years ended December 31, 2012 and December 31, 2011, respectively, and the remainder by commercial real estate.

(9) Comprised of fixed annuity contracts purchased at market value when plan participants retire.

The Pension Plan assets recorded at fair value are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure fair value as discussed below:

- *Level 1*: Fair value measurements that are quoted prices (unadjusted) in active markets that the pension plan trustees have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.
- *Level 2*: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active or inactive markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals.
- *Level 3*: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 international hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 hedge fund assets at December 31, 2011	**$ —**
Capital contributions	**10,000**
Realized and unrealized gain	**395**
Fair value of Level 3 hedge fund assets at December 31, 2012	**$10,395**

The table below reconciles the Level 3 long-biased hedge fund assets within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 hedge fund assets at December 31, 2011	**$ —**
Capital contributions	**10,000**
Realized and unrealized loss	**(63)**
Fair value of Level 3 hedge fund assets at December 31, 2012	**$ 9,937**

The hedge fund manager reviews the net asset values of the underlying portfolio of hedge funds and also the hedge fund positions within the portfolio. If the positions cannot be exited within one year these funds are considered level 3 investments within the fair value hierarchy.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 partnership assets at January 1, 2011	**$ 3,585**
Capital contributions	**548**
Net ordinary loss attributable to partnership assets	**(13)**
Realized and unrealized gain	**1,206**
Capital distributions	**(1,740)**
Fair value of Level 3 partnership assets at December 31, 2011	**3,586**
Capital contributions	**3,763**
Net ordinary gain attributable to partnership assets	**2**
Realized and unrealized gain	**688**
Capital distributions	**(1,709)**
Fair value of Level 3 partnership assets at December 31, 2012	**$ 6,330**

The partnership fund manager uses a market approach in estimating the fair value of the plan's Level 3 asset. The market approach estimates the fair value by first, determining the entity's earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple. When establishing an appropriate multiple, the fund manager considers recent comparable private company transactions and multiples paid. The entity's net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. The fund manager's goal is to provide a conservative estimate of the fair value of such assets and to utilize conservative estimates of multiples used in establishing such fair values.

The fixed annuity contracts were purchased at market value when plan participants retire in order to provide these participants with the pension benefits under the rules of the pension plan. Once purchased, these annuities have no tradable value. Fair value has instead been assessed as the present value, using certain actuarial assumptions, of the stream of expected payments. Accordingly, these fixed annuities are classified as Level 3 under the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 fixed annuity contracts at January 1, 2011	**$1,429**
Purchases	**196**
Benefits paid	**(104)**
Net gain	**17**
Fair value of Level 3 fixed annuity contracts at December 31, 2011	**1,538**
Purchases	**—**
Benefits paid	**(106)**
Net gain	**249**
Fair value of Level 3 fixed annuity contracts at December 31, 2012	**$1,681**

The expected contributions to be made by CTS to the domestic and foreign pension plans during 2013 are $1.0 million and $1.6 million, respectively. The expected contributions to be made by CTS to the other postretirement benefit plan during 2013 are $0.4 million.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Domestic Pension Plans	Foreign Pension Plans	Other Postretirement Benefit Plan
2013	$15,759	$ 433	$ 361
2014	16,685	585	366
2015	17,369	538	366
2016	17,053	687	362
2017	17,407	545	358
Thereafter	84,886	4,406	1,668

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $5.1 million in 2012, $4.5 million in 2011, and $3.5 million in 2010.

NOTE I — Equity-Based Compensation

At December 31, 2012, CTS had five equity-based compensation plans: the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), and the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"). All of these plans, except the Directors' Plan, were approved by shareholders. As of December 31, 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provide for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' board of directors. In addition, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings for the years ending December 31, 2012, 2011, and 2010 relating to equity-based compensation plans:

($ in thousands)	Year ended December 31 **2012**	2011	2010
Stock options	**$ —**	$ —	$ 3
Restricted stock units	**4,099**	3,746	4,032
Total	**$4,099**	$3,746	$4,035

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.6 million for the year ended December 31, 2012 and $1.5 and $1.6 million for the years ended December 31, 2011 and 2010, respectively.

The following table summarizes the status of these plans as of December 31, 2012:

	2009 Plan	**2004 Plan**	**2001 Plan**	**1996 Plan**
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding		194,300	163,000	35,250
Restricted stock units outstanding	650,575	101,223		
Options exercisable		194,300	163,000	35,250
Awards available for grant	2,041,195	262,686		

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimated the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities were based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The dividend yield was based on historical dividend payments. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2012, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	**728,050**	**$10.24**		
Exercised	**(203,000)**	**$ 8.48**		
Expired	**(62,000)**	**$11.25**		
Forfeited	**(70,500)**	**$10.83**		
Outstanding at December 31, 2012	**392,550**	**$10.91**	**1.5 years**	**$241**
Exercisable at December 31, 2012	**392,550**	**$10.91**	**1.5 years**	**$241**

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010 were $0.3 million, $0.2 million, and $0.03 million, respectively. No stock options were granted during the years ended December 31, 2012, 2011 or 2010.

The total fair value of stock options vested during the year ended December 31, 2010 was approximately $0.1 million. All stock options were vested at December 31, 2010. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding and Exercisable at 12/31/12	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$7.75 - 11.11	**306,250**	**1.14**	**$10.04**
13.68 - 16.24	**86,300**	**2.74**	**13.97**

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers, key employees and non-employee directors as compensation. Generally, the RSUs vest over a three-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of the status of RSUs as of December 31, 2012, and changes during the year then ended is presented below:

($ in thousands except per share amounts)	Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	701,449	$9.35		
Granted	362,650	9.83		
Converted	(273,800)	8.68		
Forfeited	(38,501)	9.48		
Outstanding at December 31, 2012	751,798	$9.82	8.6 years	$7,992
Convertible at December 31, 2012	216,923	$9.42	20.5 years	$2,306

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2012, 2011, and 2010 was $9.83, $11.13, and $8.10, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2012, 2011, and 2010 was $2.7 million, $3.1 million, and $3.1 million, respectively.

A summary of the nonvested RSUs as of December 31, 2012, and changes during the year then ended, is presented below:

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	517,394	$9.24
Granted	362,650	9.83
Vested	(306,668)	8.61
Forfeited	**(38,501)**	**9.48**
Nonvested at December 31, 2012	**534,875**	**9.99**

The total fair value of RSUs vested during the years ended December 31, 2012 and 2011 was approximately $2.6 million and $3.0 million, respectively. CTS recorded compensation expense of approximately $2.9 million, $2.4 million and $2.8 million related to service-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $1.9 million of unrecognized compensation cost related to nonvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 2, 2010, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 78,000 units in 2012 subject to certification of the 2011 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets, and as a result, 49,320 units were awarded and vested.

On February 3, 2011, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 53,200 units in 2013 subject to certification of the 2012 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets. No awards were awarded as the targets were not met.

On February 8, 2012, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014 subject to certification of the 2013 fiscal results by CTS' independent auditors. Vesting is dependant upon CTS' achievement of sales growth targets.

On February 8, 2012, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 39,300 units in 2014 subject to certification of the 2013 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of certain cash flow targets.

CTS recorded compensation expense of approximately $242,000, $391,000 and $357,000 related to performance-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012 there was $578,000 of unrecognized compensation cost related to performance-based restricted stock units. That cost is expected to be recognized over a weighted-average period of 1.0 year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. During the year ended December 31, 2010, 12,500 units were earned and awarded to the executive officer. There were no units awarded in 2011. On July 2, 2012, 8,334 units were earned and awarded to the executive officer.

On February 2, 2010, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates and, as a result, 67,130 units were awarded and vested.

On February 3, 2011, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 79,800 units in 2013. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates. On February 11, 2013, 80,940 units were earned and awarded.

On February 8, 2012, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 45,850 units in 2014. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates.

CTS recorded compensation expense of approximately $918,000, $952,000 and $852,000 related to market-based restricted stock units during the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, there was approximately $327,000 of unrecognized compensation cost related to market-based restricted stock units. That cost is expected to be recognized over a weighted average period of 1.0 year.

Stock Retirement Plan

The Directors' Plan provides for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J — Income Taxes

Earnings before income taxes consist of the following for the years ended December 31:

($ in thousands)	2012	2011	2010
Domestic	**$13,708**	$ 3,559	$ (1,742)
Non-U.S.	**13,234**	22,778	29,768
Total	**$26,942**	$26,337	$28,026

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2012	2011	2010
Current:			
Federal	**$ 437**	$ 247	$ (367)
State	**534**	385	307
Non-U.S.	**5,839**	3,572	3,471
Total Current	**6,810**	4,204	3,411
Deferred:			
Federal	**5,163**	(119)	(266)
State	**346**	(558)	530
Non-U.S.	**(5,710)**	1,843	2,313
Total Deferred	**(201)**	1,166	2,577
Total provision for Income Taxes	**$ 6,609**	$5,370	$5,988

On January 2, 2013 President Obama signed into law the American Taxpayer Relief Act of 2012 which retroactively extended, among other items, the U.S. research credit and controlled foreign corporation look-through. The company will recognize an estimated $0.8 million discrete tax benefit for these items in the first quarter of 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Significant components of the CTS' deferred tax assets and liabilities at December 31 are:

($ in thousands)	2012	2011
Postretirement benefits	**$ 2,283**	$ 2,093
Inventory reserves	**3,919**	2,446
Loss carryforwards	**46,944**	52,588
Credit carryforwards	**14,092**	13,700
Nondeductible accruals	**7,900**	6,787
Research expenditures	**26,475**	23,702
Prepaid charges	**4,280**	4,431
Pensions	**3,512**	1,558
Other	**7,974**	6,632
Gross deferred tax assets	**117,379**	113,937
Depreciation	**12,313**	9,948
Unrealized foreign exchange gain	**1,103**	1,625
Other	**933**	993
Gross deferred tax liabilities	**14,349**	12,566
Net deferred tax assets	**103,030**	101,371
Deferred tax asset valuation allowance	**(13,087)**	(14,453)
Total net deferred tax assets	**$ 89,943**	$ 86,918

Current deferred tax assets of $18.8 million and $14.7 million are included as current assets in the Company's consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively. Long-term deferred tax assets of $73.1 million and $76.2 million are included as other assets in the Company's consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively.

Current deferred tax liability of $0.1 million and $0.4 million are included as a component of "Other accrued liabilities" at December 31, 2012 and December 31, 2011, respectively. Long-term deferred tax liability of $1.9 million and $3.6 million are included as a component of "Other long-term obligations" on CTS' consolidated balance sheets at December 31, 2012 and December 31, 2011, respectively. The current/long-term deferred tax assets and current/long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more-likely-than-not its net deferred tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $13.1 million should be provided for certain deferred tax assets. In most cases, the valuation allowances were necessitated by changes in business activity in the underlying jurisdictions, which contributed to the more-likely-than-not conclusion that the deferred tax assets would not be realized. As of December 31, 2012, the $13.1 million valuation allowance includes $6.3 million for certain state net operating loss and credit carryforwards, $5.5 million for foreign tax credit carryforwards, and $1.3 million related to foreign net operating losses. The $1.4 million net decrease in the valuation allowance was primarily due to a $0.5 million decrease associated with the expiration of certain state NOLs, a $0.6 million decrease associated the net change in NOLs associated with current year earnings in countries like Canada, Switzerland and Hong Kong, and a $0.3 million release of Canada valuation allowance based upon an assessment of the future realization of the related deferred tax asset.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate for the years ended December 31:

	2012	2011	2010
Taxes at the U.S. statutory rate	**35.00%**	35.00%	35.00%
State income taxes, net of federal income tax benefit	**2.57%**	(0.43)%	1.94%
Non-U.S. income taxed at rates different than the U.S. statutory rate	**(2.72)%**	(9.22)%	(3.60)%
Benefit of scheduled tax credits	**—%**	(2.05)%	(1.02)%
Foreign source income	**3.02%**	—%	—%
Non-U.S. adjustments to valuation allowances	**(3.07)%**	(0.48)%	(12.31)%
Nontaxable foreign gain	**(6.15)%**	—%	—%
Change in unrecognized tax benefits	**(4.79)%**	—%	—%
Other	**0.67%**	(2.43)%	1.36%
Effective income tax rate	**24.53%**	20.39%	21.37%

CTS' overall tax rate reflects tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to begin expiring during 2017. During 2012, CTS' Zhongshan, China manufacturing site applied for a new production and technology based income tax incentive. The application will be reviewed during the first half of 2013. If approved, the Company's 25% China statutory tax rate will be reduced to 15% for the 2012 through 2014 period.

At December 31, 2012, no provision had been made for U.S. federal and state income taxes on approximately $199 million of foreign earnings, which are expected to be permanently reinvested outside of the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of complexities such as net operating loss utilizations, potential foreign tax credits, local restrictions on distributions, and treaty implications associated with the related calculation.

No valuation allowance was recorded in 2012 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $31 million expiring in 2021 through 2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2013 through 2021. Those projections applied taxable income estimates consistent with historical earnings patterns of its traditional automotive and electronic component product lines and a return to levels of profitability in its communication component product line consistent with management and independent consensus views of the moderate recovery expected in the markets served by CTS. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more-likely-than-not, will realize the benefits of its U.S. net deferred tax assets. To date, CTS has also recorded tax benefits on the net operating losses generated in certain foreign jurisdictions such as China based upon the Company's ability to generate sufficient taxable income within the carry-forward periods provided in each jurisdiction. If it appears that CTS will not generate such taxable income the Company may need to record a valuation allowance against the related deferred tax asset in a future period.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the "more-likely-than-not" threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States (Federal and various states), and foreign jurisdictions. The Company's open tax years are subject to examination from 2007 through 2011 for all U.S. jurisdictions. The open years for the international tax returns range from 2005 through 2011 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.1 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

($ in thousands)	**2012**	2011
Balance at January 1	**$5,279**	$4,586
Increase related to current year tax positions	**35**	88
Increase related to prior year tax positions	**182**	838
Decrease as a result of lapse of statute of limitations	**(881)**	(65)
Decrease related to settlements with taxing authorities	**(485)**	(168)
Balance at December 31	**$4,130**	$5,279

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2012, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K — Treasury Stock

Common stock held in treasury totaled 21,829,954 shares with a cost of $311.0 million at December 31, 2012 and 20,724,106 shares with a cost of $300.6 million at December 31, 2011. Approximately 8.0 million shares are available for future issuances.

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization had no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. 574,153 shares and 403,347 shares were repurchased under this program in 2012 and 2011, respectively. This repurchase program was completed in July 2012. No shares were repurchased under this program in 2010.

In August 2012, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2012, 531,695 shares were repurchased under this program.

NOTE L — Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics and the segment's reporting results are regularly reviewed by CTS' chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment's performance. CTS has two reportable segments: 1) Components and Sensors and 2) Electronics Manufacturing Services ("EMS").

Components and sensors are products that perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical, computer and industrial markets.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an Original Equipment Manufacturer ("OEM") or other contract manufacturer. Additionally, for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon segment operating earnings before interest expense, interest income, other non-operating income/(expense), and income tax expense.

Summarized financial information concerning CTS' reportable segments for the years ended December 31, 2012, 2011, and 2010 is shown in the following table:

($ in thousands)	Components and Sensors	EMS	Total
2012			
Net sales to external customers	**$304,481**	**$272,437**	**$576,918**
Segment operating earnings before corporate and shared services charges	**$ 42,611**	**$ 16,342**	**$ 58,953**
Corporate and shared services charges	**(16,483)**	**(7,246)**	**(23,729)**
Segment operating earnings[1]	**$ 26,128**	**$ 9,096**	**$ 35,224**
Total assets	**$443,271**	**$117,905**	**$561,176**
Depreciation and amortization	**13,542**	**6,073**	**19,615**
Capital expenditures	**10,884**	**2,580**	**13,464**
Capital expenditure to replace property damaged in casualties	**—**	**2,859**	**2,859**
2011			
Net sales to external customers	$279,857	$308,649	$588,506
Segment operating earnings before corporate and shared services charges	$ 36,595	$ 13,682	$ 50,277
Corporate and shared services charges	(15,239)	(6,660)	(21,899)
Segment operating earnings[2]	$ 21,356	$ 7,022	$ 28,378
Total assets	$329,624	$151,191	$480,815
Depreciation and amortization	12,077	5,471	17,548
Capital expenditures	9,919	5,655	15,574
Capital expenditure to replace property damaged in casualties	—	4,733	4,733
2010			
Net sales to external customers	$282,860	$269,781	$552,641
Segment operating earnings before corporate and shared services charges	$ 48,014	$ 5,929	$ 53,943
Corporate and shared services charges	(16,661)	(7,742)	(24,403)
Segment operating earnings/ (loss)/	$ 31,353	$ (1,813)	$ 29,540
Total assets	$335,719	$146,865	$482,584
Depreciation and amortization	11,633	5,932	17,565
Capital expenditures	11,091	2,180	13,271

(1) *Components and Sensors segment's operating earnings of $26,128 includes $10,334 of gain on sale-leaseback recorded at a foreign location. EMS segment's operating earnings of $9,096 includes $1,769 of insurance recovery for property damage related to the flood at CTS Thailand's manufacturing facility.*

(2) *EMS segment's operating earnings of $7,022 include $6,067 of insurance recovery for property damage related to the fire at CTS Scotland's manufacturing facility.*

Reconciling information between reportable segments' operating earnings and CTS' consolidated earnings before income taxes is shown in the following table:

($ in thousands)	Year ended December 31, 2012	2011	2010
Total segment operating earnings	**$35,224**	$28,378	$29,540
Restructuring and restructuring-related charges — Components and Sensors	**(4,501)**	(2,649)	(1,010)
Restructuring and restructuring-related charges — EMS	**(4,035)**	(489)	(687)
Interest expense	**(2,564)**	(2,119)	(1,074)
Interest income	**1,725**	1,257	385
Other income	**1,093**	1,959	872
Earnings before income taxes	**$26,942**	$26,337	$28,026

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Year ended December 31, 2012	2011	2010
Net Sales			
United States	**$361,307**	$367,971	$310,569
Singapore	**14,458**	15,195	19,365
United Kingdom	**43,268**	43,688	38,707
China	**74,148**	79,663	86,487
Canada	**39,186**	34,094	45,097
Czech Republic	**20,213**	26,014	28,743
Other non-U.S.	**24,338**	21,881	23,673
Consolidated net sales	**$576,918**	$588,506	$552,641

Sales are attributed to countries based upon the origin of the sale.

($ in thousands)	Year ended December 31, 2012	2011	2010
Long-Lived Assets			
United States	**$45,957**	$30,363	$28,838
China	**34,615**	34,904	34,832
United Kingdom	**2,669**	7,153	5,028
Singapore	**1,111**	3,877	3,630
Canada	**563**	605	948
Taiwan	**1,764**	2,105	2,339
Thailand	**5,839**	3,625	2,219
Switzerland	**714**	1,721	—
Other non-U.S	**493**	507	379
Consolidated long-lived assets	**$93,725**	$84,860	$78,213

NOTE M — Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon past experience and presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of a substantial number of vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to the Company being named as a co-defendant with Toyota in certain litigation. In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold the Company harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. The limited exceptions to indemnification restrict CTS' share of any liability to amounts collectable from its insurers.

Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of the Company's business. These claims, in the opinion of management, based upon past experience and presently available information, either adequate provision for anticipated costs has been reserved or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

Scotland EMS Manufacturing Facility Fire

During the second quarter of 2011, a fire occurred at our Scotland EMS manufacturing facility. The fire damaged approximately $1.6 million of inventory and $0.2 million of machinery and equipment at net book value. Property insurance coverage with a $0.1 million deductible had substantially covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. Business interruption insurance had substantially covered the lost sales impact and related fixed costs in 2011. Consequently, as of December 31, 2011, CTS wrote-off approximately $0.2 million of net book value of machinery and equipment and $1.6 million of inventory; and recorded to other receivable $3.1 million of other recoverable costs and $0.5 million of recoverable building restoration costs. The total fire-related other receivable was approximately $0.1 million as of December 31, 2011 and was included in Other Current Assets in CTS' Consolidated Balance Sheets.

As a result of the insurance coverage, in 2011, CTS recovered approximately $11.7 million from our insurance carriers. Out of the $11.7 million recovered, approximately $3.1 million was for business interruption and the remaining $8.6 million was for the replacement of damaged property. CTS recorded a recovery of approximately $2.7 million for business interruption and a recovery of $6.1 million for property damage in CTS' Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, CTS recovered approximately $1.1 million from the Company's insurance carriers and recorded a recovery of $0.9 million in CTS' Consolidated Statements of Earnings for the year ended December 31, 2012 for business interruption, after deducting $0.1 million for certain expenses and relieving the insurance receivable of approximately $0.1 million at December 31, 2011. These recoveries reflect the final settlement with CTS' insurance carrier.

Thailand EMS Manufacturing Facility Flood

During the fourth quarter of 2011, CTS' Thailand EMS manufacturing facility was flooded. The flood damaged approximately $0.8 million of inventory and $0.5 million of fixed assets. CTS also incurred approximately $2.5 million of fixed costs at this facility. Local property insurance covered the costs of repairing and/or replacing the damaged inventory and machinery and equipment. CTS also have business interruption insurance under these policies that covers the lost sales impact and fixed costs. The maximum amount covered under the local insurance policy was approximately $2.4 million. CTS also have a secondary global insurance policy that covered costs not covered by the local policy for up to approximately $25 million with a deductible of $250,000.

In 2011, the insurance carrier for the local policy indicated that CTS was to be reimbursed for the maximum amount of $2.4 million. Consequently, CTS wrote off $0.5 million of inventory and $0.5 million of fixed assets to an insurance receivable and recorded a business interruption receivable of $1.4 million for fixed costs incurred. The remaining $1.1 million of fixed costs was recorded as a charge to Cost of Goods Sold in the Consolidated Statements of Earnings for the year ended December 31, 2011.

In 2012, CTS received cash of approximately $24.6 million from the Company's insurance carriers. Included in this amount were approximately $21.5 million for business interruption and the remaining $3.1 million for reimbursement of costs related to property damage. Part of this cash received was to relieve the insurance receivable balance of $2.4 million recorded at December 31, 2011.

Accordingly, CTS recorded a recovery of approximately $20.0 million for business interruption and $1.8 million for property damage in CTS' consolidated statements of Earnings for the year ended December 31, 2012. These recoveries reflect the final settlement with CTS' insurance carrier.

NOTE N — Leases

CTS incurred rent expense of approximately $6.7 in 2012, $7.0 million in 2011, and $6.9 million in 2010. The future minimum lease payments under the Company's lease agreements are $6.2 million in 2013, $5.0 million in 2014, $4.3 million in 2015, $2.3 million in 2016, $1.6 million in 2017, and $5.2 million thereafter. Future sub-lease income is $0.1 million in 2013 and 2014. Some of CTS' operating leases include renewal options and escalation clauses.

In the fourth quarter of 2012, one of CTS' foreign locations entered into a sale-leaseback transaction. Accordingly, CTS recorded a gain of approximately $10.3 million and deferred approximately $4.5 million of gain that will be amortized over the next six years.

NOTE O — Restructuring Charges

In December 2010, CTS implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving its cost structure. The implementation of this plan resulted in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010.

The following table displays the planned restructuring and restructuring-related charges associated with the restructuring plan as well as a summary of the actual costs incurred through December 31, 2010:

($ in millions) **December 2010 Plan**	Planned Costs	Actual Incurred Through December 31, 2010
Workforce reduction	$1.3	**$1.3**
Asset impairments	0.3	**0.1**
Restructuring charge	1.6	**1.4**
Other costs	0.3	**0.3**
Restructuring-related costs	0.3	**0.3**
Total restructuring and restructuring-related costs	$1.9	**$1.7**

Of the $1.9 million planned restructuring costs, $1.1 million relates to the Components and Sensors segment and $0.8 million relates to EMS. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table displays the restructuring reserve activity related to the implementation of this restructuring plan:

($ in millions) December 2010 Plan	
Restructuring liability at January 1, 2010	$ —
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	1.3
Cost paid	(1.3)
Restructuring liability at December 31, 2011	$ —

During April 2011, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 30 positions. The following table displays the planned restructuring and restructuring-related charges with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) April 2011 Plan	Planned Costs	Actual incurred through December 31, 2011
Workforce reduction	$0.8	**$0.7**
Total restructuring charge	$0.8	**$0.7**

Of the restructuring charges incurred, $0.5 million relates to the Components and Sensors segment and $0.2 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings. These restructuring actions ended in the second quarter of 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) April 2011 Plan	
Restructuring liability at January 1, 2011	**$ —**
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	**0.7**
Cost paid	**(0.7)**
Restructuring liability at December 31, 2011	**$ —**

In October 2011, CTS announced plans to realign certain manufacturing operations and eliminate approximately 100 net positions during the fourth quarter of 2011. As of December 31, 2011, the realignment plans were substantially complete.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2011:

($ in millions) October 2011 Plan	Planned Costs	Actual Incurred Through December 31, 2011
Workforce reduction	$2.2	**$2.2**
Restructuring charge	2.2	**2.2**
Equipment relocation	0.2	**0.2**
Restructuring-related costs	0.2	**0.2**
Total restructuring and restructuring-related costs	$2.4	**$2.4**

Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings and the restructuring-related costs are included in cost of goods sold. Restructuring actions were substantially completed at December 31, 2011.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2011:

($ in millions) October 2011 Plan	
Restructuring liability at January 1, 2011	**$ —**
Restructuring and restructuring-related charges	**2.2**
Cost paid	**(2.2)**
Restructuring liability at December 31, 2012	**$ —**

During June 2012, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 250 positions. These actions were substantially completed by the middle of the fourth quarter of 2012. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2012:

($ in millions) **June 2012 Plan**	Planned Costs	Actual Incurred Through December 31, 2012
Workforce reduction	$2.1	**$2.0**
Asset impairment charge	1.2	**1.4**
Other charge	0.1	**0.2**
Restructuring and impairment charges	$3.4	**$3.6**
Inventory write-down	$0.6	**$0.7**
Equipment relocation	0.5	**0.3**
Other charges	0.5	**0.6**
Restructuring-related charges	$1.6	**$1.6**
Total restructuring and restructuring-related charges	5.0	**5.2**

Of the restructuring and restructuring-related charges incurred, $2.1 million relates to the Components and Sensors segment and $3.1 million relates to the EMS segment. Restructuring and impairment charges are reported on a separate line on the Consolidated Statements of Earnings. Restructuring-related charges are reported as a component of Cost of Goods Sold on the Consolidated Statements of Earnings.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2012:

($ in millions) **June 2012 Plan**	
Restructuring liability at April 1, 2012	**$ —**
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	**3.1**
Cost paid	**(3.0)**
Restructuring liability at December 31, 2012	**$ 0.1**

Included in the restructuring activities discussed above, CTS consolidated its operations from the United Kingdom ("UK") EMS manufacturing facility and the Tucson, AZ Components and Sensors facility into other facilities. The EMS operations at the UK EMS facility were transferred to CTS' EMS facilities located in Londonderry, New Hampshire and Matamoros, Mexico. The Components and Sensors operations at the Tucson, AZ facility were transferred to CTS' Components and Sensors facility located in Albuquerque, New Mexico.

During December of 2012, CTS further realigned its operations to suit the business needs of the Company. These realignment actions will result in the elimination of approximately 190 positions. These actions are expected to be substantially complete by the end of the first quarter of 2013. The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2012:

($ in millions) **December 2012 Plan**	Planned Costs	**Actual incurred through December 31, 2012**
Workforce reduction	$1.7	**$1.4**
Asset impairment charge	1.1	**1.1**
Other charge	0.3	**0.3**
Restructuring and impairment charges	$3.1	**$2.8**
Inventory write-down	$0.5	**$0.5**
Equipment relocation	0.1	**—**
Other charges	0.4	**0.1**
Restructuring-related charges	$1.0	**$0.6**
Total restructuring and restructuring-related charges	4.1	**3.4**

Of the restructuring and restructuring-related charges incurred, $2.4 million relates to the Components and Sensors segment and $1.0 million relates to the EMS segment. Restructuring and impairment charges are reported on a separate line on the Consolidated Statements of Earnings. Restructuring-related charges are reported as a component of Cost of Goods Sold on the Consolidated Statements of Earnings.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2012:

($ in millions) **December 2012 Plan**	
Restructuring liability at October 1, 2012	**$ —**
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	**1.8**
Cost paid	**(0.2)**
Restructuring liability at December 31, 2012	**$ 1.6**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE P — Quarterly Financial Data

Quarterly Results of Operations
(Unaudited)

($ in thousands)	Net Sales	Gross Margins	Operating Earnings	Net Earnings	Earnings per Share - Basic	Earnings per Share - Diluted
2012						
4th quarter	**$138,298**	**$26,801**	**$12,239**	**$8,832**	**$0.26**	**$0.25**
3rd quarter	**137,357**	**26,594**	**6,804**	**5,917**	**0.17**	**0.17**
2nd quarter	**154,294**	**25,938**	**5,713**	**3,301**	**0.10**	**0.10**
1st quarter	**146,969**	**22,049**	**1,932**	**2,283**	**0.07**	**0.07**
2011						
4th quarter	$143,999	$25,838	$ 7,200	$5,856	$0.17	$0.16
3rd quarter	146,070	27,460	7,754	5,863	0.17	0.17
2nd quarter	146,919	27,391	4,527	4,132	0.12	0.12
1st quarter	151,518	29,160	5,759	5,116	0.15	0.15

CTS CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions: Charged/ (Credit) to Expense	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
	(In thousands of dollars)				
Year ended December 31, 2012					
Allowance for doubtful accounts	$1,100	$(314)	$25	$ —	$ 811
Year ended December 31, 2011					
Allowance for doubtful accounts	$1,269	$ (52)	$—	$(117)	$1,100
Year ended December 31, 2010:					
Allowance for doubtful accounts	$2,119	$(733)	$—	$(117)	$1,269

EXHIBIT (21)

CTS CORPORATION AND SUBSIDIARIES

As of February 25, 2013

CTS Corporation (Registrant), an Indiana corporation

Subsidiary:	Jurisdiction
CTS Corporation	Delaware
CTS Automotive Holdings, L.L.C.	Delaware
CTS Electronics Components, Inc.	Delaware
CTS Electronics Manufacturing Solutions, Inc.	Delaware
LTB Investment Corporation	Delaware
Tusonix, Inc.	Arizona
CTS Electronic Components (California), Inc.	California
CTS Electronics Manufacturing Solutions (Moorpark), Inc.	California
CTS Printex, Inc.	California
CTS Automotive, L.L.C.	Illinois
CTS Automotive Holdings 2, L.L.C.	Illinois
CTS SRL-CV Holdings 1, L.L.C.	Illinois
CTS Valpey Corporation	Maryland
Dynamics Corporation of America	New York
CTS Czech Republic S.R.O.	Czech Republic
CTS Europe GmbH	Germany
CTS Electronics Hong Kong, Ltd.	Hong Kong Special Administrative Region of the People's Republic of China
CTS India Private Limited	India
CTS Japan, Inc.	Japan
D&R Operaciones de Mexico Sociedad de Responsabilidad Limitada Capital Variable	Mexico
CTS International B.V.	The Netherlands
CTS Overseas Holdings, B.V.	The Netherlands
CTS (Tianjin) Electronics Company Ltd.	People's Republic of China
CTS (Zhongshan) Technology Co. Ltd.	People's Republic of China
CTS of Canada Co.	Province of Nova Scotia (Canada)
CTS of Canada Holding Company	Province of Nova Scotia (Canada)
CTS of Canada G.P., Ltd.	Province of Ontario (Canada)
CTS of Canada L.P.	Province of Ontario (Canada)
CTS Components Taiwan, Ltd.	Republic of China
CTS Electro de Matamoros, S.A de C.V.	Republic of Mexico
Tecnologia Mexicana S.A. de C.V.	Republic of Mexico
CTS of Panama, S de R.L.	Republic of Panama
CTS Singapore Pte., Ltd.	Republic of Singapore
CTS Corporation U.K., Ltd.	Scotland
CTS Electronic Components A. G.	Switzerland
CTS Electronics Corporation (Thailand), Ltd.	Thailand

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 25, 2013, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of CTS Corporation and subsidiaries on Form 10-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said reports in the Registration Statements of CTS Corporation on Form S-3 (No. 333-72146, effective November 9, 2001) and on Forms S-8 (Nos. 333-159542, effective May 28, 2009, 333-116287, effective June 8, 2004 and 333-62202, effective June 4, 2001).

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 25, 2013

EXHIBIT (31)(a)

CERTIFICATION

I, Kieran M. O'Sullivan, certify that:

1. I have reviewed this annual report on Form 10-K of CTS Corporation:
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013 *_/s/ Kieran M. O'Sullivan_*

Kieran M. O'Sullivan
President and Chief Executive Officer

EXHIBIT (31)(b)

CERTIFICATION

I, Thomas A. Kroll, certify that:

6. I have reviewed this annual report on Form 10-K of CTS Corporation:

7. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

9. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles; and

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusion about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

10. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2013 */s/ Thomas A. Kroll*

Thomas A. Kroll
Vice President and Chief Financial Officer

EXHIBIT (32)(a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2013

/s/ Kieran M. O'Sullivan

Kieran M. O'Sullivan
President and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

STOCK PERFORMANCE GRAPH
Comparison of Five-Year Cumulative Return

The following graph compares the cumulative total shareholder return on CTS common stock with the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Information Technology Stock for the years 2008 through 2012. The graph assumes that $100 was invested on December 31, 2007 in each of CTS common stock, the S&P 500 Stock Index and the S&P 500 Information Technology Stock Index.



150
125
100
75
50
25
0
Dollars
2007
2008
2009
2010
2011
2012
CTS Corporation
S&P 500 Index
S&P 500 Information Technology Index

Company / Index	Base Period 2007	INDEXED RETURNS Years Ending 2008	2009	2010	2011	2012
CTS Corporation	**100**	56.25	100.10	116.50	98.21	115.05
S&P 500 Index	**100**	63.00	79.67	91.68	93.61	108.59
S&P 500 Information Technology Index	**100**	56.86	91.96	101.32	103.77	119.15

EXHIBIT (32)(b)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of CTS Corporation (the Company) on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(3) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2013

/s/ Thomas A. Kroll

Thomas A. Kroll
Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to CTS Corporation and will be retained by CTS Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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